Exhibit 99.1

Q1

2013 SHAREHOLDERS’ REPORT

SUN LIFE FINANCIAL INC.

For the period ending

March 31, 2013

sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT

Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.

Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to Canadian Stock Transfer Company Inc.

For more information call Canadian Stock Transfer Company Inc. at 1 877 224-1760.

Sun Life Financial Reports First Quarter 2013 Results

The information contained in this document concerning the first quarter 2013 is based on our unaudited interim financial results for the period ended March 31, 2013. Unless otherwise noted, all amounts are in Canadian dollars.

First Quarter 2013 Financial Highlights

•

Operating net income(1) from Continuing Operations(2) of $448 million, compared to $437 million in the first quarter of 2012. Reported net income from Continuing Operations of $410 million, compared to $405 million in the same period last year. Results reflect continued execution of our growth strategy, including product and distribution initiatives in recent quarters, and positive impact from investment activity and market factors

•

Operating earnings per share(1) (“EPS”) from Continuing Operations of $0.75, compared to $0.74 in the first quarter of 2012. Reported EPS from Continuing Operations of $0.68, compared to $0.68 in the same period last year

•

Operating return on equity(1) (“ROE”) (Combined Operations)(2)(3) of 15.8%, compared to 22.1% in the first quarter of 2012. Reported ROE (Combined Operations)(3) of 14.3%, compared to 20.9% in the same period last year

•	Quarterly dividend of $0.36 per share
•	MCCSR ratio for Sun Life Assurance(4) of 214%

TORONTO – (May 8, 2013) – Sun Life Financial Inc.(5) (TSX: SLF) (NYSE: SLF) had operating net income from Continuing Operations of $448 million in the first quarter of 2013, compared to $437 million in the first quarter of 2012. Our operating EPS from Continuing Operations was $0.75 in the first quarter of 2013, compared to $0.74 in the first quarter of 2012. Reported net income from Continuing Operations was $410 million or $0.68 per share in the first quarter of 2013, compared to reported net income from Continuing Operations of $405 million or $0.68 per share in the same period last year.

Our financial results in the first quarter reflect continued execution of our growth strategy and positive impact from investment activity. Market factors, in particular higher equity markets, contributed favourably. Operating net income excluding the net impact of market factors(1) from Continuing Operations was $392 million. The following table sets out our operating net income measures for the first quarter of 2013.

($ millions, after-tax)	Q1’13
Operating net income (loss) from Continuing Operations	448
Net equity market impact	47
Net interest rate impact	(1)
Net gains from increases in the fair value of real estate	5
Actuarial assumption changes driven by changes in capital market movements	5
Operating net income (loss) excluding the net impact of market factors from Continuing Operations	392

The Board of Directors of Sun Life Financial Inc. today declared a quarterly shareholder dividend of $0.36 per common share, maintaining the current quarterly dividend.

“Sun Life is off to a strong start in 2013,” Dean Connor, President and CEO, said. “Our results reflect strong execution against our four pillar strategy, including product and distribution enhancements over the past year, and more favourable market conditions. Wealth sales grew 16%, insurance sales grew 5% and assets under management increased $38 billion exceeding $570 billion.”

“MFS had a stellar quarter. Strong net sales drove assets under management to nearly $350 billion and our fund performance was strong. Due primarily to inflows at MFS, Sun Life’s overall premiums and deposits for the quarter grew to almost $30 billion, up 15% from the same period a year ago.”

“SLF Canada delivered good growth across its businesses,” Connor said. “Sun Life Global Investments retail fund sales grew 36% year-over-year, with a strong contribution from our Career Sales Force. Operating earnings in our Group Benefits business almost doubled and assets under administration in our Group Retirement Services pension business grew to $57 billion.”

“We continue to grow our group benefits and voluntary benefits businesses in the U.S. Sales grew 13%, and we continued to invest in our voluntary benefits products and capabilities.”

“Our results in Asia were solid, and benefited from strong sales in the Philippines and Hong Kong,” Connor said. “We continued to increase our footprint with the announcement of our entry into Malaysia and regulatory approval to begin operations in Vietnam.”

(1)

Operating net income (loss) and financial information based on operating net income (loss), such as operating earnings (loss) per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are not based on International Financial Reporting Standards (“IFRS”). See Use of Non-IFRS Financial Measures. All EPS measures refer to diluted EPS, unless otherwise stated.

(2)

On December 17, 2012, we entered into a definitive stock purchase agreement pursuant to which we agreed to sell our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our “U.S. Annuity Business”). As a result of this agreement, we have defined our U.S. Annuity Business as “Discontinued Operations”, the remaining operations as “Continuing Operations”, and the total Discontinued Operations and Continuing Operations as “Combined Operations”.

(3)	Measures derived from equity will be presented on a Combined Operations basis until the sale of our U.S. Annuity Business has completed.
(4)	MCCSR represents the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of Sun Life Assurance Company of Canada (“Sun Life Assurance”).
(5)	Together with its subsidiaries and joint ventures, collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our” and “us”.

Sun Life Financial Inc.	First Quarter 2013	1

Operational Highlights

Our strategy is focused on four key pillars of growth. We detail our continued progress against these pillars below.

Becoming the best performing life insurer in Canada

Sun Life Financial Canada continues to grow and optimize its businesses, and build on its leadership position.

Sun Life Global Investments (Canada) Inc. (“SLGI”) retail mutual fund sales were strong, up 36% from the first quarter of 2012. SLGI launched a comprehensive suite of income solutions funds in January 2013, which generated approximately 10% of its retail sales in the quarter.

Sun Life Financial Canada continues to advance its industry-leading group businesses. Group Benefits (“GB”) achieved strong sales in the large case market and a significant improvement in long-term disability claims experience. Group Retirement Services (“GRS”) ended the first quarter with record assets under administration of $57 billion and an increase of more than 20% in pension rollover sales from the first quarter of 2012.

For the fourth consecutive year, Sun Life Financial Canada was voted by Canadians as the Most Trusted Life Insurance Company as part of the Reader’s Digest 2013 Trusted Brand™ awards program.

Becoming a leader in group insurance and voluntary benefits in the United States

Sun Life Financial U.S. continues to grow its group insurance and voluntary benefits businesses. Total Employee Benefits Group (“EBG”) sales increased in the first quarter of 2013, reflecting enhancements to the product portfolio, distribution, and enrolment and technology capabilities over the past year. Voluntary benefits sales were up approximately 40% compared to the same period last year, with growth across all products, and represented more than 20% of total EBG sales.

Growing our asset management businesses globally

Global assets under management (“AUM”) increased 7% over the past quarter to $571 billion.

MFS continues to grow its business and set new records. AUM ended the quarter at US$348 billion, an all-time high. Gross sales were US$23 billion for the quarter, 16% higher than the first quarter of 2012. Net inflows were US$6 billion, higher than the first quarter of 2012, and reflected strong contribution across retail, insurance and institutional business lines.

For the second consecutive year, and third time in five years, MFS was ranked among the top ten in the Barron’s Fund Family rankings for one-, five- and ten-year categories. In March, MFS was named Best Specialist Equity Fund House by Morningstar U.K. and was presented the inaugural Equity Fund House award by Morningstar Hong Kong.

Strengthening our competitive position in Asia

Our Philippines operations, which include Sun Life of Canada (Philippines), Inc. and Sun Life Grepa Financial, Inc., achieved strong sales in the first quarter. Insurance sales more than doubled and wealth sales at Sun Life Asset Management Company, Inc. more than quadrupled relative to the same period in 2012. Sun Life Grepa Financial, Inc. represented 28% of total insurance sales for the Philippines and contributed favourably to Sun Life Financial Asia’s net income in the quarter.

In Indonesia, PT Sun Life Financial Indonesia added 540 advisors to its agency force in the first quarter, surpassing 5,500 advisors. Shariah sales continued to grow, up almost 150% from the first quarter of 2012, and represented 25% of total agency sales.

Sun Life Hong Kong Limited achieved strong first quarter sales in its pension business, up more than 200% relative to the same period last year. Mandatory Provident Fund (“MPF”) sales in the quarter continued to benefit from the Employee Choice Arrangement legislation enacted in November 2012, which provides employees more flexibility in their choice of MPF provider. Sun Life Hong Kong Limited ranked first in third-party administration based on the Gadbury Group MPF Report, as of December 2012.

Birla Sun Life Insurance Company Limited retained its ranking as the fifth largest private insurance company in India as of February 2013, according to the Insurance Regulatory and Development Authority. Birla Sun Life Asset Management Company Limited is ranked fourth in AUM amongst all asset managers by the Association of Mutual Funds in India, as of December 2012.

In January 2013, PVI Sun Life Insurance Company Limited, a joint venture life insurance company formed by Sun Life Assurance and PVI Holdings, received its license to operate in Vietnam. In April 2013, we completed our acquisition of 49% of each of CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad in Malaysia.

2	Sun Life Financial Inc.	First Quarter 2013

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2013, the Sun Life Financial group of companies had total assets under management of $571 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Sun Life Financial Inc.	First Quarter 2013	3

Management’s Discussion and Analysis

For the period ended March 31, 2013

Dated May 8, 2013

How We Report Our Results

We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”) and Corporate. The Corporate segment includes the operations of our United Kingdom business unit (“SLF U.K.”) and Corporate Support operations. Our Corporate Support operations includes our run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Consolidated Financial Statements”).

On December 17, 2012, we entered into a definitive stock purchase agreement pursuant to which we agreed to sell our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our “U.S. Annuity Business”), including all of the issued and outstanding shares of Sun Life Assurance Company of Canada (U.S.) (“Sun Life (U.S.)”). Our U.S. Annuity Business includes our domestic U.S. variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The transaction is subject to regulatory approvals and other closing conditions and is expected to close before the end of the second quarter of this year.

As a result of this agreement, we have defined our U.S. Annuity Business as “Discontinued Operations”, the remaining operations as “Continuing Operations”, and the total Discontinued Operations and Continuing Operations as “Combined Operations”. Note that in accordance with the requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, income and expenses associated with the business to be sold have been classified as discontinued operations in our Consolidated Statements of Operations for all periods presented. Associated assets and liabilities have been classified as held for sale in our Consolidated Statements of Financial Position prospectively from December 31, 2012 and comparative information has not been adjusted.

We use certain financial measures that are not based on IFRS (“non-IFRS financial measures”), including operating net income (loss), as key metrics in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. Operating net income (loss) and other financial information based on operating net income (loss), including operating EPS or operating loss per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are non-IFRS financial measures. We believe that these non-IFRS financial measures provide information that is useful to investors in understanding our performance and facilitates the comparison of the quarterly and full year results from period to period. Operating net income (loss) excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs; (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Operating net income (loss) excluding the net impact of market factors removes from operating net income (loss) certain market-related factors that create volatility in our results under IFRS. Specifically, it adjusts operating net income (loss) to exclude the following amounts: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the fixed income reinvestment rates assumed in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the net impact of changes in actuarial assumptions driven by capital market movements. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

Other non-IFRS financial measures that we use include adjusted revenue, administrative services only (“ASO”) premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, AUM and assets under administration. Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this document and in our annual and interim management’s discussion and analysis (“MD&A”) under the heading Use of Non-IFRS Financial Measures.

The information contained in this document is in Canadian dollars unless otherwise noted and is based on our unaudited interim Consolidated Financial Statements for the period ended March 31, 2013. All EPS measures in this document refer to diluted EPS, unless otherwise stated.

Additional information about Sun Life Financial Inc. can be found in its annual and interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form (“AIF”). These documents are filed with securities regulators in Canada and are available at www.sedar.com. Our annual MD&A, annual Consolidated Financial Statements and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in our annual report on Form 40-F and our interim MD&As and interim financial statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

4	Sun Life Financial Inc.	First Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Summary

	Quarterly results
($ millions, unless otherwise noted)	Q1’13	Q4’12	Q3’12	Q2’12	Q1’12
Continuing Operations
Net income (loss)
Operating net income (loss) from Continuing Operations(1)	448	333	459	250	437
Reported net income (loss) from Continuing Operations	410	284	441	244	405
Operating net income (loss) excluding the net impact of market factors from Continuing Operations(1)	392	342	492	392	290
Diluted EPS ($)
Operating EPS from Continuing Operations (diluted)(1)	0.75	0.56	0.77	0.42	0.74
Reported EPS from Continuing Operations (diluted)	0.68	0.47	0.74	0.41	0.68
Basic EPS ($)
Operating EPS from Continuing Operations (basic)(1)	0.75	0.56	0.77	0.42	0.74
Reported EPS from Continuing Operations (basic)	0.68	0.48	0.74	0.41	0.69
Total Company (Combined Operations)
Net income (loss)
Operating net income (loss) from Combined Operations(1)	565	453	401	98	727
Reported net income (loss) from Combined Operations	513	395	383	90	686
Operating net income (loss) excluding the net impact of market factors from Combined Operations(1)	429	420	405	418	357
Diluted EPS ($)
Operating EPS from Combined Operations(1)	0.94	0.76	0.68	0.17	1.24
Reported EPS from Combined Operations	0.85	0.65	0.64	0.15	1.15
Basic EPS ($)
Operating EPS from Combined Operations(1)	0.94	0.76	0.68	0.17	1.24
Reported EPS from Combined Operations	0.85	0.66	0.64	0.15	1.17
Return on equity (%)(2)
Operating ROE from Combined Operations(1)	15.8%	13.1%	11.8%	2.9%	22.1%
Reported ROE from Combined Operations	14.3%	11.4%	11.3%	2.7%	20.9%
Avg. common shares outstanding (millions)	600	597	594	591	588
Closing common shares outstanding (millions)	603.0	599.6	596.8	594.0	590.9
Dividends per common share ($)	0.36	0.36	0.36	0.36	0.36
MCCSR ratio	214%	209%	213%	210%	213%

Premiums and deposits from Continuing Operations
Net premium revenue	2,033	2,457	1,927	1,865	1,998
Segregated fund deposits	2,157	1,681	1,534	1,753	1,967
Mutual fund sales(1)	14,983	11,294	10,129	12,060	9,820
Managed fund sales(1)	8,269	14,938	11,065	7,999	9,849
ASO premium and deposit equivalents(1)	1,475	1,512	1,405	1,380	1,440
Total premiums and deposits(1)	28,917	31,882	26,060	25,057	25,074

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	Prior periods have been restated for changes in accounting policies. See Note 2 in our interim Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2013	5

	Quarterly results
($ millions, unless otherwise noted)	Q1’13	Q4’12	Q3’12	Q2’12	Q1’12
Assets under management (Combined Operations)(1)
General fund assets	133,869	133,171	132,153	132,195	129,230
Segregated funds	96,687	92,655	91,429	90,160	91,934
Mutual funds, managed funds and other AUM(2)	340,121	307,040	291,322	273,944	273,295
Total AUM(2)	570,677	532,866	514,904	496,299	494,459

Capital (Combined Operations)
Subordinated debt and other capital(3)	3,440	3,436	3,433	3,438	4,235
Participating policyholders’ equity	124	128	132	124	124
Total shareholders’ equity(4)	17,075	16,418	16,071	15,907	15,860
Total capital	20,639	19,982	19,636	19,469	20,219

(1)	AUM at March 31, 2013 includes $43.6 billion in assets from Discontinued Operations.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(3)

Other capital refers to Sun Life ExchangEable Capital Securities (“SLEECS”), which qualify as capital for Canadian regulatory purposes. See Capital and Liquidity Management – Capital in our annual MD&A.

(4)	Prior periods have been restated for changes in our accounting policies. See Note 2 in our interim Consolidated Financial Statements.

Q1 2013 vs. Q1 2012

Our reported net income from Continuing Operations was $410 million in the first quarter of 2013, compared to $405 million in the first quarter of 2012. Reported net income (Combined Operations) was $513 million in the first quarter of 2013, compared to $686 million in the same period last year. Reported ROE (Combined Operations) was 14.3%, compared to 20.9% in the first quarter of 2012.

Operating net income excluding the net impact of market factors from Continuing Operations was $392 million in the first quarter of 2013, compared to $290 million in the first quarter of 2012.

Operating net income from Continuing Operations was $448 million for the quarter ended March 31, 2013, compared to $437 million for the same period last year. Operating net income (Combined Operations) was $565 million in the first quarter of 2013, compared to $727 million in the first quarter of 2012. Operating ROE (Combined Operations) was 15.8%, compared to 22.1% in the first quarter of 2012.

6	Sun Life Financial Inc.	First Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the first quarter of 2013. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss).

	Q1’13
($ millions, after-tax)	Continuing Operations	Combined Operations
Reported net income	410	513
Certain hedges that do not qualify for hedge accounting in SLF Canada	14	14
Fair value adjustments on share-based payment awards at MFS	(52)	(52)
Restructuring and other related costs	–	(14)
Operating net income	448	565
Equity market impact
Net impact from equity market changes	27	71
Net basis risk impact	20	38
Net equity market impact(1)	47	109
Interest rate impact
Net impact from interest rate changes	4	16
Net impact of decline in fixed income reinvestment rates	–	–
Net impact of credit spread movements	5	5
Net impact of swap spread movements	(10)	(8)
Net interest rate impact(2)	(1)	13
Net gains from increases in the fair value of real estate	5	5
Actuarial assumption changes driven by changes in capital market movements	5	9
Operating net income excluding the net impact of market factors	392	429
Impact of other notable items on our net income:
Experience related items(3)
Impact of investment activity on insurance contract liabilities	44	44
Mortality/morbidity	19	18
Credit	12	17
Lapse and other policyholder behaviour	(14)	(14)
Expenses	(6)	(4)
Other	(13)	(23)
Other Assumption Changes and Management Actions (excludes actuarial assumption changes driven by changes in capital market movements)	7	7

(1)

Net equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

(2)

Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in fixed income reinvestment rates and of credit and swap spread movements.

(3)	Experience related items reflects the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Our reported net income from Continuing Operations for the first quarter of 2013 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income from Continuing Operations. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS and restructuring and other related costs reduced reported net income from Continuing Operations by $38 million in the first quarter of 2013 compared to a reduction of $32 million in the first quarter of 2012.

Net income from Continuing Operations in the first quarter of 2013 reflected favourable impacts from equity markets, basis risk, interest rates and credit spread movements and increases in the fair value of real estate classified as investment properties, partially offset by negative impact from swap spread movements. Gains from investment activity on insurance contract liabilities and positive impacts from mortality, morbidity and credit experience were partially offset by unfavourable lapse and other policyholder behaviour and expense experience. Non-capital market related assumption changes and management actions added $7 million to net income in the first quarter of 2013. Net income from Discontinued Operations in the first quarter of 2013 benefited from higher equity markets and interest rates, positive basis risk and favourable credit experience.

Net income (Combined Operations) in the first quarter of 2012 reflected strong gains from higher equity markets and interest rates, the favourable impact of assumption changes and management actions and gains from increases in the value of real estate properties. These positive factors were partially offset by unfavourable morbidity experience in our Canadian group business.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2013	7

Impact of Pending Sale of U.S. Annuity Business

On December 17, 2012, SLF Inc. and certain of its subsidiaries entered into a definitive stock purchase agreement with Delaware Life Holdings, LLC, pursuant to which we agreed to sell our U.S. Annuity Business to Delaware Life Holdings, LLC for a base purchase price of US$1,350 million, which will be adjusted to reflect the performance of the business through closing. The transaction will consist primarily of the sale of 100% of the shares of Sun Life (U.S.), which includes the U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The transaction will include the transfer of certain related operating assets, systems and employees that support these businesses, and is expected to close before the end of the second quarter of this year, subject to regulatory approvals and other closing conditions.

As disclosed in Note 3 in our 2012 Consolidated Financial Statements, we will recognize a loss on disposition at the time the sale of our U.S. Annuity Business is closed. The amount of the loss will include closing price adjustments, pre-closing transactions, closing costs and certain tax adjustments. Our estimate of the loss, inclusive of these pre-close adjustments, has increased by approximately $100 million since our fourth quarter 2012 disclosure to approximately $1,150 million, primarily due to strong net income from the Discontinued Operations. This income is measured on an IFRS basis, not all of which will be reflected in the purchase price adjustment. The loss may continue to change and is not expected to materially impact the cash proceeds from the sale.

The transaction is not expected to have a direct impact on Sun Life Assurance’s MCCSR, although pre-closing transactions between Sun Life Financial and Sun Life Assurance will have a minor impact on the ratio.

Actuarial Standards Update

On December 21, 2012, the Actuarial Standards Board proposed to revise the Canadian actuarial standards of practice with respect to economic reinvestment assumptions and investment strategies. The Actuarial Standards Board has expressed its intention to publish an exposure draft in mid-2013 and, following a comment period, to make the final standards effective for fiscal years ending after October 15, 2013. We have communicated to the Actuarial Standards Board our view that the period to implement does not allow sufficient time to either prepare users for the implications of the changes or to ensure a well controlled implementation. The impact of any such changes to the standards of practice cannot yet be determined.

Impact of the Low Interest Rate Environment on Continuing Operations

Sun Life Financial’s overall business and financial operations are affected by the global economic and capital market environment. Our results are sensitive to interest rates, which have declined in recent years.

Assuming continuation of March 31, 2013 interest rate levels through the end of 2015, our net income from Continuing Operations for the 2013 to 2015 period is expected to be reduced by approximately $350 million due to declines in fixed income reinvestment rates in our insurance contract liabilities. During the first quarter of 2013 we did not incur a charge, but anticipate charges of approximately $100 million for the remainder of 2013 due to declines in fixed income reinvestment rates. This is forward-looking information and measures estimated net income impact assuming the continuation of March 31, 2013 interest rate levels and current actuarial standards of practice through the end of 2015, as applied to the block of business in force and using other assumptions in effect at March 31, 2013.

In addition to the impact on fixed income reinvestment rates in insurance contract liabilities, a prolonged period of low interest rates can pressure our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

(i)	lower sales of certain protection and wealth products, which can in turn pressure our operating expense levels;
(ii)	shifts in the expected pattern of redemptions (surrenders) on existing policies;
(iii)	higher equity hedging costs;
(iv)	higher new business strain reflecting lower new business profitability;
(v)	reduced return on new fixed income asset purchases;
(vi)	the impact of changes in actuarial assumptions driven by capital market movements;
(vii)	impairment of goodwill; and
(viii)	additional valuation allowances against our deferred tax assets.

8	Sun Life Financial Inc.	First Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Impact of Foreign Exchange Rates on Continuing Operations

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past several quarters.

	Quarterly
Exchange Rate	Q1’13	Q4’12	Q3’12	Q2’12	Q1’12
Average
U.S. Dollar	1.008	0.991	0.995	1.010	1.002
U.K. Pounds	1.563	1.592	1.573	1.598	1.574
Period end
U.S. Dollar	1.017	0.992	0.984	1.017	0.998
U.K. Pounds	1.546	1.612	1.590	1.596	1.597

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the first quarter of 2013, our operating net income from Continuing Operations increased by $3 million as a result of movements in currency rates relative to the first quarter of 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2013	9

Performance by Business Group

In recognition of our agreement to sell our U.S. Annuity Business, results from SLF U.S. and Corporate have been presented on Continuing Operations and Combined Operations bases. Other business segments have no Discontinued Operations.

Unless otherwise indicated, net income (loss) and other financial information based on net income (loss) reflect the results of our Combined Operations.

SLF Canada

	Quarterly results
($ millions)	Q1’13	Q4’12	Q3’12	Q2’12	Q1’12
Operating net income (loss)(1)
Individual Insurance & Investments(1)	154	42	26	59	154
Group Benefits(1)	80	72	137	94	44
Group Retirement Services(1)	29	35	58	33	41
Total operating net income (loss)(1)	263	149	221	186	239
Operating adjustments:
Hedges that do not qualify for hedge accounting	14	(6)	16	(5)	(12)
Reported net income (loss)	277	143	237	181	227
Operating ROE (%)(1)	14.5	8.4	12.8	11.1	14.6

(1)	Represents a non-IFRS financial measure that excludes the impact of certain hedges in SLF Canada that do not qualify for hedge accounting. See Use of Non-IFRS Financial Measures.

Q1 2013 vs. Q1 2012

SLF Canada’s reported net income was $277 million in the first quarter of 2013, compared to $227 million in the first quarter of 2012. Operating net income was $263 million, compared to $239 million in the first quarter of 2012. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which is set out in the table above.

Net income in the first quarter of 2013 reflected favourable equity market experience in Individual Insurance & Investments, net realized gains on the sale of available-for-sale (“AFS”) assets, positive morbidity experience in GB and gains from investment activities on insurance contract liabilities in Individual Investments and GB.

Net income in the first quarter of 2012 reflected increases in equity markets, gains from increases in the value of real estate properties and management actions taken to increase hedging on segregated fund liabilities. These positive impacts were partially offset by unfavourable morbidity experience in GB and the net impact of changes in interest rates, including swap spreads.

In the first quarter of 2013, sales of individual life and health insurance remained stable compared to the first quarter of 2012, as an increase in sales in the independent channel was offset by a decrease in Career Sales Force sales. Sales of par permanent insurance increased by 33% from the first quarter of 2012. Sales of individual wealth products were relatively flat compared to the first quarter 2012, as a result of planned lower sales of segregated funds offset by strong mutual fund sales. Sales of SLGI retail mutual funds increased 36% overall and by 22% through the Career Sales Force from the first quarter of 2012.

GB sales were up 7% from the first quarter of 2012, primarily due to an increase in sales in the large case market. GRS sales were 16% lower than in the first quarter of 2012 due to a decline in defined benefit solution sales. Assets under administration for GRS ended the quarter at $56.9 billion, an increase of 10% from the first quarter of 2012, largely due to positive market experience and cash flows. Pension rollover sales were $301 million, an increase of 21% from the first quarter of 2012.

10	Sun Life Financial Inc.	First Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

SLF U.S.

In recognition of our agreement to sell our U.S. Annuity Business, we present the results on a Continuing Operations basis, with a focus on EBG and Life and Investment Products segments. EBG provides protection solutions to employers and employees including group life, disability, medical stop-loss and dental insurance products, as well as a suite of voluntary benefits products. The Life and Investment Products results include our international business, which offers individual life insurance and investment products to clients in international markets, and certain closed individual life insurance products, primarily whole life, universal life and term insurance, that are still part of our Continuing Operations.

	Quarterly results
(US$ millions)	Q1’13	Q4’12	Q3’12	Q2’12	Q1’12
Operating net income (loss) from Continuing Operations(1)
EBG(1)	11	–	12	(8)	22
Life and Investment Products(1)	54	93	67	16	122
Total operating net income (loss) from Continuing Operations(1)	65	93	79	8	144
Reported net income (loss) from Continuing Operations	65	93	79	8	144
Reported net income (loss) from Discontinued Operations	114	109	(62)	(155)	280
Reported net income (loss)	179	202	17	(147)	424
Operating ROE (%)(1)	13.1	16.1	1.3	(10.8)	30.8

(C$ millions)
Operating net income (loss) from Continuing Operations(1)	65	93	79	6	144
Reported net income (loss) from Continuing Operations	65	93	79	6	144
Reported net income (loss) from Discontinued Operations	115	109	(61)	(156)	281
Reported net income (loss)	180	202	18	(150)	425

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Q1 2013 vs. Q1 2012

SLF U.S.‘s reported net income from Continuing Operations was C$65 million in the first quarter of 2013, compared to C$144 million in the first quarter of 2012.

In U.S. dollars, SLF U.S.‘s reported net income from Continuing Operations was US$65 million in the first quarter of 2013, compared to US$144 million in the first quarter of 2012. Net income from Continuing Operations in the first quarter of 2013 reflected favourable impacts from increased equity markets and interest rates, partially offset by unfavourable movements in swap spreads, negative claims experience in EBG and costs related to our strategic investment in EBG. Net income from Continuing Operations in the first quarter of 2012 reflected equity market gains, increased interest rates and favourable mortality in EBG, partially offset by unfavourable impact from credit spread movements.

Reported net income from Discontinued Operations was US$114 million in the first quarter of 2013, compared to US$280 million in the first quarter of 2012. Net income from Discontinued Operations in the first quarters of both 2013 and 2012 included favourable impacts from increased equity markets and interest rates.

Reported net income (Combined Operations) was US$179 million in the first quarter of 2013, compared to reported net income (Combined Operations) of US$424 million in the first quarter of 2012. Results in the first quarter of 2012 were particularly strong due to increases in equity markets and increases in interest rates, both of which favourably impacted our Life and Investment Products business and our Discontinued Operations.

Total EBG sales in the first quarter of 2013 increased 13% compared to the first quarter of 2012. Within EBG, voluntary benefits sales increased approximately 40% compared to the prior year period, reflecting improvement across all products.

Sales in Life and Investment Products more than doubled compared to the first quarter of 2012, driven by expanded distribution and product enhancements.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2013	11

MFS Investment Management

	Quarterly results
(US$ millions)	Q1’13	Q4’12	Q3’12	Q2’12	Q1’12

Operating net income(1)	100	85	80	67	70
Operating adjustments:
Fair value adjustments on share-based payment awards	(51)	(38)	(34)	(1)	(21)
Reported net income	49	47	46	66	49

(C$ millions)
Operating net income(1)	101	85	80	68	69
Operating adjustments:
Fair value adjustments on share-based payment awards	(52)	(39)	(34)	(1)	(20)
Reported net income	49	46	46	67	49
Pre-tax operating profit margin ratio(2)	38%	35%	36%	32%	33%
Average net assets (US$ billions)	339.8	309.7	290.5	273.2	270.1
Assets under management (US$ billions)(2)	348.5	322.8	303.6	278.2	284.8
Net sales (US$ billions)	6.2	11.5	7.9	4.2	5.9
Asset appreciation (depreciation) (US$ billions)	19.8	8.3	17.5	(10.8)	25.7

S&P 500 Index (daily average)	1,515	1,420	1,402	1,350	1,346
MSCI EAFE Index (daily average)	1,668	1,544	1,468	1,427	1,516

(1)	Represents a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS. See Use of Non-IFRS Financial Measures.
(2)	Pre-tax operating profit margin ratio and AUM are non-IFRS financial measures. See Use of Non-IFRS Financial Measures. Monthly information on AUM is provided by MFS at www.mfs.com.

Q1 2013 vs. Q1 2012

MFS’s reported net income was C$49 million in the first quarter of 2013, compared to C$49 million in the first quarter of 2012. MFS had operating net income of C$101 million in the first quarter of 2013, compared to C$69 million in the first quarter of 2012. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above.

In U.S. dollars, MFS’s reported net income was US$49 million in the first quarter of 2013, compared to US$49 million in the first quarter of 2012. Operating net income was US$100 million in the first quarter of 2013, compared to US$70 million in the first quarter of 2012.

The increase in net income from the first quarter of 2012 reflects the impact of higher average net assets. MFS’s pre-tax operating profit margin ratio was 38% in the first quarter of 2013, up from 33% in the first quarter of 2012, driven by higher average net assets and timing of operating costs.

Total AUM was US$348.5 billion, another all time high, as at March 31, 2013, compared to US$322.8 billion at December 31, 2012. The increase of US$25.7 billion was primarily driven by gross sales of US$22.6 billion and asset appreciation of US$19.8 billion, partially offset by redemptions of US$16.4 billion. Retail fund performance remained strong with 93% and 95% of fund assets ranked in the top half of their Lipper categories based on three- and five-year performance, respectively.

SLF Asia

	Quarterly results
($ millions)	Q1’13	Q4’12	Q3’12	Q2’12	Q1’12

Operating net income (loss)(1)	51	50	35	15	29
Reported net income (loss)	51	50	35	15	29
Operating ROE (%)(1)	10.1	10.4	7.6	3.2	6.6

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Q1 2013 vs. Q1 2012

SLF Asia’s reported net income was $51 million in the first quarter of 2013, compared to reported net income of $29 million in the first quarter of 2012.

Net income in the first quarter of 2013 reflected favourable market conditions in the Philippines and Hong Kong, as well as overall business growth. Net income in the first quarter of 2012 reflected favourable interest rate and equity market experience, partially offset by higher new business strain in China.

12	Sun Life Financial Inc.	First Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Total individual life sales in the first quarter of 2013 increased slightly from the first quarter of 2012. Sales increases in the Philippines, Hong Kong and Indonesia were offset by lower sales in India and China. Sales in the Philippines grew 93%, measured in local currency, due to agency expansion and strong sales in the bancassurance channel. Sales in Hong Kong and Indonesia increased 10% and 8%, respectively, measured in local currency.

Corporate

Corporate includes the results of SLF U.K. and Corporate Support. Corporate Support includes our run-off reinsurance business as well as investment income, expenses, capital and other items that have not been allocated to our other business segments. Discontinued Operations in Corporate relate to Corporate Support only.

	Quarterly results
($ millions)	Q1’13	Q4’12	Q3’12	Q2’12	Q1’12
SLF U.K.
Operating net income (loss)(1)	37	28	107	52	26
Operating adjustments:
Restructuring and other related costs	–	–	–	–	–
Reported net income (loss)	37	28	107	52	26
Corporate Support
Operating net income (loss) from Continuing Operations(1)	(69)	(72)	(63)	(77)	(70)
Operating adjustments:
Restructuring and other related costs	–	(4)	–	–	–
Reported net income (loss) from Continuing Operations	(69)	(76)	(63)	(77)	(70)
Corporate (total)
Total operating net income (loss) from Continuing Operations(1)	(32)	(44)	44	(25)	(44)
Total Operating adjustments:
Restructuring and other related costs	–	(4)	–	–	–
Total reported net income (loss) from Continuing Operations(1)	(32)	(48)	44	(25)	(44)
Total reported net income (loss) from Discontinued Operations	(12)	2	3	2	–
Reported net income (loss)	(44)	(46)	47	(23)	(44)

(1)	Represents a non-IFRS financial measure that excludes restructuring and other related costs. See Use of Non-IFRS Financial Measures.

Q1 2013 vs. Q1 2012

Corporate had a reported loss from Continuing Operations of $32 million in the first quarter of 2013, compared to a reported loss from Continuing Operations of $44 million in the first quarter of 2012. Operating net income (loss) in 2012 excludes restructuring and other related costs, which are set out in the table above.

SLF U.K.‘s reported net income was $37 million in the first quarter of 2013, compared to $26 million in the first quarter of 2012. SLF U.K.‘s net income in the first quarter of 2013 reflected gains from investment activity within the annuity portfolio, partially offset by the net unfavourable impact of investment experience on the guaranteed annuity option product in the U.K. Net income in the first quarter of 2012 reflected the favourable impact of reduced policy administration costs from revised outsourcing arrangements, offset by the net unfavourable impact of movements in interest rates and equity markets on the guaranteed annuity option product in the U.K.

Corporate Support had a reported loss from Continuing Operations of $69 million in the first quarter of 2013, compared to a reported loss from Continuing Operations of $70 million in the first quarter of 2012. Net income from Continuing Operations in the first quarter of 2013 reflected lower interest and operating expenses, partially offset by higher foreign exchange losses.

Corporate’s reported net loss from Discontinued Operations was $12 million in the first quarter of 2013, compared to nil in the first quarter of 2012. The loss in 2013 is a result of pre-close transactions costs incurred pertaining to the sale of our U.S. Annuity Business. Corporate’s reported loss (Combined Operations) was $44 million in the first quarter of 2013, compared to $44 million in the first quarter of 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2013	13

Additional Financial Disclosure

Revenue from Continuing Operations

	Quarterly results
($ millions)	Q1’13	Q4’12	Q3’12	Q2’12	Q1’12
Premiums
Gross	3,408	3,779	3,200	3,130	3,306
Ceded	(1,375)	(1,322)	(1,273)	(1,265)	(1,308)
Net premium revenue	2,033	2,457	1,927	1,865	1,998
Net investment income
Interest and other investment income	1,237	1,202	1,023	1,192	1,013
Changes in fair value of Fair Value Through Profit and Loss (“FVTPL”) assets and liabilities	(348)	(274)	1,233	1,339	(570)
Net gains (losses) on AFS assets	24	23	16	68	19
Fee income	844	842	753	718	715
Total revenue	3,790	4,250	4,952	5,182	3,175
Adjusted revenue(1)	5,158	5,508	4,691	4,743	4,686

(1)

Represents a non-IFRS financial measure that excludes the impact of fair value changes in FVTPL assets and liabilities, currency, reinsurance for the insured business in SLF Canada’s GB operations and net premiums from Life and Investment Products in SLF U.S. that were closed to new sales effective December 30, 2011. For additional information, see Use of Non-IFRS Financial Measures.

Revenues were $3.8 billion in the first quarter of 2013, compared to $3.2 billion in the first quarter of 2012. Revenues increased primarily as a result of smaller declines in the fair value of FVTPL assets and liabilities, higher investment income and increased fee income from MFS. Adjusted revenue was $5.2 billion in the first quarter of 2013, compared to $4.7 billion in the first quarter of 2012. The increase was primarily due to higher investment income and increased fee income from MFS.

Premiums and Deposits from Continuing Operations

	Quarterly results
($ millions)	Q1’13	Q4’12	Q3’12	Q2’12	Q1’12
Premiums and Deposits
Net premium revenue	2,033	2,457	1,927	1,865	1,998
Segregated fund deposits	2,157	1,681	1,534	1,753	1,967
Mutual fund sales(1)	14,983	11,294	10,129	12,060	9,820
Managed fund sales(1)	8,269	14,938	11,065	7,999	9,849
ASO premium and deposit equivalents(1)	1,475	1,512	1,405	1,380	1,440
Total premiums and deposits(1)	28,917	31,882	26,060	25,057	25,074
Total adjusted premiums and deposits(1)(2)	29,773	33,128	27,156	25,797	26,000

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)

Excludes the impact of foreign exchange, reinsurance for the insured business in SLF Canada’s GB operations and net premiums and deposits from Life and Investment Products in SLF U.S. that were closed to new sales effective December 30, 2011.

Premiums and deposits were $28.9 billion in the first quarter of 2013, compared to $25.1 billion in the first quarter of 2012. Adjusted premiums and deposits of $29.8 billion in the first quarter of 2013 increased $3.8 billion from the first quarter of 2012. In both cases, the increases were primarily the result of higher fund sales at MFS.

Net life, health and annuity premium revenues, which reflect gross premiums less amounts ceded to reinsurers, were $2.0 billion in the first quarter of 2013, largely unchanged from the first quarter of 2012.

Segregated fund deposits were $2.2 billion in the first quarter of 2013, compared to $2.0 billion in the first quarter of 2012, primarily due to increases in the Philippines, Hong Kong and Canada.

Sales of mutual funds increased by $5.2 billion and sales of managed funds decreased by $1.6 billion in the first quarter of 2013 compared to the first quarter of 2012. Both were primarily driven by sales in MFS.

ASO premium and deposit equivalents of $1.5 billion in the first quarter of 2013 were up slightly from the first quarter of 2012.

14	Sun Life Financial Inc.	First Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Sales from Continuing Operations

($ millions)	Q1’13	Q1’12
Life and Health Sales(1)
SLF Canada(2)	192	183
SLF U.S.	64	50
SLF Asia	255	252
Total	511	485
Wealth Sales(1)
SLF Canada(2)	2,008	2,192
SLF U.S.	313	135
SLF Asia(3)	511	164
Total (excluding MFS)	2,832	2,491
MFS	22,727	19,491
Total Wealth Sales	25,559	21,982

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	SLF Canada life and health sales includes sales from Individual Insurance and GB. SLF Canada wealth sales includes sales from Individual Investments and GRS.
(3)	Includes Hong Kong MPF sales, Philippines mutual fund sales and 100% of group wealth sales from the India and China insurance companies.

Total Company life and health sales were $511 million in the first quarter of 2013, compared to $485 million in the same period last year.

•	SLF Canada life and health sales were $192 million in the first quarter of 2013, compared to $183 million in the first quarter of 2012, primarily due to increased activity in GB large case market
•

SLF U.S. life and health sales were $64 million in the first quarter of 2013, compared to $50 million in the first quarter of 2012, driven by increased sales of employee group benefits, voluntary benefits and international individual insurance products

•

SLF Asia life and health sales were $255 million in the first quarter of 2013, compared to $252 million in the first quarter of 2012, as higher sales in the Philippines, Hong Kong and Indonesia were partially offset by lower sales in India and China

Total Company wealth sales were $25.6 billion in the first quarter of 2013, compared to $22.0 billion in the same period last year.

•

SLF Canada wealth sales were $2.0 billion in the first quarter of 2013, compared to $2.2 billion in the first quarter of 2012, mainly reflecting lower defined benefit solution sales partially offset by improved pension rollover sales in GRS

•	SLF U.S. wealth sales were $313 million in the first quarter of 2013, compared to $135 million in the first quarter of 2012, due to higher international investment product sales
•	SLF Asia wealth sales were $511 million in the first quarter of 2013, compared to $164 million in the first quarter of 2012, primarily due to increased sales in the Philippines and Hong Kong
•	MFS gross sales were $22.7 billion in the first quarter of 2013, compared to $19.5 billion in the first quarter of 2012, as strong fund performance contributed to higher retail fund flows

Assets Under Management (Combined Operations)

AUM consists of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $570.7 billion as at March 31, 2013, compared to $532.9 billion as at December 31, 2012. AUM from Continuing Operations were $527.0 billion as at March 31, 2013, excluding $43.6 billion in AUM from Discontinued Operations. The increase in AUM of $37.8 billion between December 31, 2012 and March 31, 2013 resulted primarily from:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $24.1 billion;
(ii)	an increase of $9.5 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(iii)	net sales of mutual, managed and segregated funds of $4.5 billion; partially offset by
(iv)	a decrease of $0.3 billion from the change in value of FVTPL assets and liabilities.

Changes in the Statements of Financial Position and in Shareholders’ Equity (Combined Operations)

Total general fund assets (Combined Operations) were $133.9 billion as at March 31, 2013, compared to $133.2 billion as at December 31, 2012. The increase in general fund assets from December 31, 2012 was primarily a result of currency movements of $1.0 billion, partially offset by $0.3 billion from the change in value of FVTPL assets and liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2013	15

Insurance contract liabilities from Continuing Operations (excluding other policy liabilities and assets) of $82.8 billion as at March 31, 2013 increased by $0.6 billion compared to December 31, 2012, mainly due to the balances arising from new policies and favourable impact from currency movements, partially offset by changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities).

Shareholders’ equity (Combined Operations), including preferred share capital, was $17.1 billion as at March 31, 2013, compared to $16.4 billion as at December 31, 2012. The $0.7 billion increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $542 million in 2013, before preferred share dividends of $29 million;
(ii)	an increase of $174 million from the weakening of the Canadian dollar relative to foreign currencies;
(iii)	net unrealized gains on AFS assets in other comprehensive income (“OCI”) of $96 million; and
(iv)	proceeds of $64 million from the issuance of common shares through the Canadian Dividend and Reinvestment Plan, $25 million from stock options exercised and $2 million from stock-based compensation; partially offset by
(v)	common share dividend payments of $217 million.

As at May 6, 2013, Sun Life Financial Inc. had 603.0 million common shares and 102.2 million preferred shares outstanding.

Cash Flows

	Quarterly results
($ millions)	Q1’13	Q1’12
Net cash and cash equivalents, beginning of period	3,831	4,345 (1)
Cash flows provided by (used in):
Operating activities	972	(752)
Investing activities	(36)	(37)
Financing activities	(200)	568
Changes due to fluctuations in exchange rates	(23)	(17)
Increase (decrease) in cash and cash equivalents	713	(238)
Net cash and cash equivalents, end of period	4,544	4,107
Short-term securities, end of period	2,722	4,096
Net cash, cash equivalents and short-term securities	7,266	8,203
Less: Net cash and cash equivalents and short-term securities, classified as held for sale, as at March 31, 2013	566
Cash, cash equivalents and short-term securities, Continuing Operations, as at March 31, 2013	6,700

(1)	Prior periods have been restated for changes in accounting policies. See Note 2 in our interim Consolidated Financial Statements.

Net cash, cash equivalents and short-term securities were $7.3 billion at the end of the first quarter of 2013, compared to $8.2 billion at the end of the first quarter of 2012.

Cash provided by operating activities was $1.7 billion higher in the first quarter of 2013 than the same period last year, primarily due to the net sales of investments in the first quarter of 2013. Cash used in investing activities was $36 million in the first quarter of 2013, largely unchanged from the first quarter of 2012. Cash used in financing activities was $200 million in the first quarter of 2013, compared to $568 million provided by financing activities in the first quarter of 2012. First quarter 2012 financing activities included the issuance of $800 million of subordinated debentures.

16	Sun Life Financial Inc.	First Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. Results from the first quarter of 2013 are presented on a Continuing Operations basis. Our results for 2012 and 2011 are presented on a Combined Operations basis, consistent with the management of our operations during those periods. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

($ millions, unless otherwise noted)
	Continuing Operations	Combined Operations
	Q1’13	Q4’12	Q3’12	Q2’12	Q1’12	Q4’11	Q3’11	Q2’11
Common shareholders’ net income (loss)
Operating(1)	448	453	401	98	727	(221)	(642)	425
Reported	410	395	383	90	686	(525)	(691)	408
Diluted EPS ($)
Operating(1)	0.75	0.76	0.68	0.17	1.24	(0.38)	(1.11)	0.73
Reported	0.68	0.65	0.64	0.15	1.15	(0.90)	(1.19)	0.68
Basic Reported EPS ($)
Operating(1)	0.75	0.76	0.68	0.17	1.24	(0.38)	(1.11)	0.74
Reported	0.68	0.66	0.64	0.15	1.17	(0.90)	(1.19)	0.71
Operating net income (loss) by segment(1)
SLF Canada(1)	263	149	221	186	239	182	(26)	218
SLF U.S.(1)	65	211	18	(148)	434	(511)	(608)	110
MFS(1)	101	85	80	68	69	68	65	70
SLF Asia(1)	51	50	35	15	29	44	26	30
Corporate(1)	(32)	(42)	47	(23)	(44)	(4)	(99)	(3)
Total operating net income (loss)(1)	448	453	401	98	727	(221)	(642)	425

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Combined Operations

Fourth Quarter 2012

Operating net income of $453 million in the fourth quarter of 2012 reflected favourable impacts from equity markets, offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and unfavourable impact from credit spread and swap spread movements. Gains from investment activity on insurance contract liabilities and positive credit experience were offset by unfavourable expense-related items as well as lapse and other policyholder behaviour experience. Non-capital market related assumption changes and management actions added $61 million to net income in the fourth quarter of 2012.

Third Quarter 2012

Operating net income of $401 million in the third quarter of 2012 reflected the positive impact of improved equity markets, partially offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and negative impact from credit spread movements.

Second Quarter 2012

The operating net income of $98 million in the second quarter of 2012 reflected the impact of weak macro economic conditions, in particular declining interest rates and equity markets. These losses were partially offset by the favourable impact of investment activity on insurance contract liabilities due to investment in higher yielding and longer dated debt securities, the positive impact from credit spread and swap spread movements and net realized gains on sales of AFS securities.

First Quarter 2012

The operating net income of $727 million in the first quarter of 2012 benefited from higher equity markets and increased interest rates, the favourable impact of assumption changes and management actions and gains from increases in the value of real estate properties. These gains were partially offset by unfavourable morbidity experience in SLF Canada’s GB business.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2013	17

Fourth Quarter 2011

The operating loss of $221 million in the fourth quarter of 2011 was impacted significantly by a change related to Hedging in the Liabilities. This resulted in a one-time charge to net income of $635 million. Partially offsetting the loss was the positive impact of a net tax benefit related to the reorganization of our U.K. operations and net excess realized gains on AFS securities.

Third Quarter 2011

The operating loss of $642 million in the third quarter of 2011 was driven by increases in our insurance contract liabilities (net of increases in asset values including hedges) of $684 million after-tax related to steep declines in both equity markets and interest rate levels, and reflected primarily in the individual life and variable annuity businesses in SLF U.S. Updates to actuarial assumptions, which generally occur in the third quarter of each year, further reduced net income by $273 million. Updates to actuarial assumptions included unfavourable impacts related primarily to mortality and policyholder behaviour in SLF Canada and SLF U.S., which were partially offset by changes related to investment income tax on universal life insurance policies in SLF Canada.

Second Quarter 2011

Operating net income of $425 million for the second quarter of 2011 reflected continued growth in our in-force business, the favourable impact of investment results on insurance contract liabilities and positive credit experience. Uneven movements across the yield curve and favourable spread movements more than offset lower yields on government securities, resulting in a net benefit from interest rates in the second quarter. These net gains were partially offset by investments in growth and service initiatives in our businesses and unfavourable policyholder experience.

Discontinued Operations

On December 17, 2012, we entered into a definitive stock purchase agreement, pursuant to which we agreed to sell our U.S. Annuity Business, including all of the issued and outstanding shares of Sun Life (U.S.). Our U.S. Annuity Business includes our domestic U.S. variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The transaction is subject to regulatory approvals and other closing conditions and is expected to close before the end of the second quarter of this year.

The following table sets out select financial information associated with our Discontinued Operations for the three months ended March 31, 2013 and March 31, 2012.

($ millions, unless otherwise noted)	Q1’13	Q1’12
Net Income-Reported
Net income from Discontinued Operations	103	281
Diluted EPS from Discontinued Operations ($)	0.17	0.47
Basic EPS from Discontinued Operations ($)	0.17	0.48
Revenue
Net premiums	76	76
Net investment income	(194)	(265)
Fee income	146	154
Total revenue	28	(35)
Premiums and deposits
Net premium revenue	76	76
Segregated fund deposits	68	146
Total premiums and deposits	144	222

The following table sets out select financial information associated with our Discontinued Operations included in our Consolidated Statements of Financial Position classified as held for sale as at March 31, 2013 and December 31, 2012.

($ millions)	Q1’13	Q4’12
Assets
General funds	14,896	15,067
Segregated funds	28,739	27,668
Total assets held for sale	43,635	42,735
Liabilities
General funds	12,242	12,689
Segregated funds	28,739	27,668
Total liabilities held for sale	40,981	40,357

18	Sun Life Financial Inc.	First Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Investments

The assets and liabilities of our Discontinued Operations are presented as Assets of disposal group classified as held for sale and as Liabilities of disposal group classified as held for sale in our Consolidated Statements of Financial Position. Unless otherwise indicated, information in this section pertains to the Continuing Operations. Total general fund invested assets as at March 31, 2013 do not include $14,086 million of invested assets separately disclosed in Assets of disposal group classified as held for sale. See Note 3 in our Consolidated Financial Statements for additional information.

We had total general fund invested assets of $106.2 billion as at March 31, 2013. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans. 83.8% of the general fund assets are invested in cash and fixed income investments. Equity securities and investment properties represented 4.9% and 5.7% of the portfolio, respectively. The remaining 5.6% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

The following table sets out the composition of our invested assets.

	March 31, 2013(1)		December 31, 2012(1)
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	6,726	6.3%	7,026	6.7%
Debt securities – FVTPL(2)	43,401	40.9%	43,773	41.4%
Debt securities – AFS	10,913	10.3%	10,589	10.0%
Equity securities – FVTPL	4,314	4.1%	4,169	4.0%
Equity securities – AFS	895	0.8%	857	0.8%
Mortgages and loans	27,887	26.3%	27,248	25.8%
Derivative assets	1,850	1.7%	2,113	2.0%
Other invested assets	1,442	1.3%	1,272	1.2%
Policy loans	2,716	2.6%	2,681	2.5%
Investment properties	6,026	5.7%	5,942	5.6%
Total invested assets	106,170	100%	105,670	100%

(1)

The invested asset values and ratios presented are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

(2)

Not included in Debt securities are certain asset-backed securities currently classified as Assets of disposal group classified as held for sale. We expect that a portion of these assets will be retained and redeployed as assets backing liabilities in the Continuing Operations upon sale of our U.S. Annuity Business. See Note 3 in our interim Consolidated Financial Statements.

Debt Securities

As at March 31, 2013, we held $54.3 billion of debt securities, which represented 51.2% of our overall investment portfolio. Debt securities with an investment grade of “A” or higher represented 69.4% of the total debt securities as at March 31, 2013, compared to 69.9% as at December 31, 2012. We hold 1.9% of debt securities rated “BB” and lower. Debt securities rated “BBB” or higher represented 98.1% of total debt securities as at March 31, 2013, 0.1% higher than at December 31, 2012.

Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 64.7% of our total debt securities as at March 31, 2013, compared to 64.3% as at December 31, 2012. Total government issued or guaranteed debt securities as at March 31, 2013 were $19.2 billion, compared to $19.4 billion as at December 31, 2012. Of this amount, $1.5 billion relates to debt securities issued by the U.S. government and other U.S. agencies. Our exposure to debt securities to any single country does not exceed 1% of total assets on our Consolidated Statements of Financial Position as at March 31, 2013 with the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines. As outlined in the table below, we have an immaterial amount of direct exposure to Eurozone sovereign credits.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2013	19

Debt Securities of Governments and Financial Institutions by Geography

	March 31, 2013		December 31, 2012
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	12,400	1,716	12,902	1,718
United States	1,537	4,616	1,569	4,485
United Kingdom	1,835	1,419	1,912	1,391
Eurozone
France	16	77	16	76
Germany	147	34	179	20
Greece	–	–	–	–
Ireland	–	–	–	–
Italy	–	6	–	5
Netherlands	2	353	2	342
Portugal	–	–	–	–
Spain	–	37	–	37
Residual Eurozone	2	224	–	197
Other	3,249	1,028	2,825	993
Total	19,188	9,510	19,405	9,264

Our gross unrealized losses as at March 31, 2013 for FVTPL and AFS debt securities were $0.21 billion and $0.03 billion, respectively, compared with $0.17 billion and $0.03 billion, respectively, as at December 31, 2012. Gross unrealized losses as at March 31, 2013 included $0.01 billion related to Eurozone sovereign and financial debt securities.

Our debt securities as at March 31, 2013 included $9.5 billion invested in the financial sector, representing approximately 17.5% of our total debt securities, or 9.0% of our total invested assets. This compares to $9.3 billion, or 17.0%, of the debt security portfolio as at December 31, 2012.

Asset-backed Securities

Our debt securities as at March 31, 2013 included $2.0 billion of asset-backed securities reported at fair value, representing approximately 3.7% of our debt securities, or 1.9% of our total invested assets, which was $0.1 billion higher than the level reported as at December 31, 2012. The credit quality of asset-backed securities remained relatively stable in the first quarter of 2013. There were no changes to the lifetime expected losses for these assets, and any realized losses in the portfolio were substantially offset by previously established actuarial reserves.

Asset-backed Securities

	March 31, 2013(1)			December 31, 2012(1)
($ millions)	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher
Commercial mortgage-backed securities	802	878	94.6%	824	896	95.2%
Residential mortgage-backed securities
Agency	349	362	100.0%	321	337	100.0%
Non-agency	41	44	95.0%	43	47	95.7%
Collateralized debt obligations	69	65	36.7%	75	70	26.0%
Other(2)	655	663	99.3%	592	598	99.1%
Total asset-backed securities	1,916	2,012	95.3%	1,855	1,948	94.7%

(1)

Amounts do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Before the closing of the sale of our U.S. Annuity Business, we expect to substitute replacement assets for approximately $1,062 million at March 31, 2013 of asset-backed securities supporting our insurance contract liabilities for fixed annuities in the Discontinued Operations. We expect to sell approximately 20% of these asset-backed securities externally. The remaining assets will be redeployed to support other lines of business in the Continuing Operations. Of the assets we expect to retain, 26% are rated “BBB “ and above. See Note 3 in our interim Consolidated Financial Statements.

(2)	Other includes sub-prime, a portion of the Company’s exposure to Alternative-A, and other asset-backed securities.

Deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations may result in write-downs of our asset-backed securities. We have seen improvement in housing as demand continues to be fueled by mortgage rates, which are attractive and affordable relative to renting. The increase in sales of existing homes and the limited construction of new homes has decreased levels of visible home inventory, which has led to higher housing prices in 2012 and early 2013. While foreclosure and delinquency status have decreased, both remain elevated relative to pre-crisis levels. Additionally, downside risk still exists as the economy remains fragile, credit availability for borrowers remains tight and payroll growth remains slow. Such an environment could have an adverse impact on our residential mortgage-backed securities portfolio.

20	Sun Life Financial Inc.	First Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at March 31, 2013, we had a total of $27.9 billion in mortgages and loans compared to $27.2 billion as at December 31, 2012. Our mortgage portfolio, which consists almost entirely of first mortgages, was $11.8 billion. Our loan portfolio, which consists of private placement assets, was $16.0 billion. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets, and this activity is reflected in the consistent increases seen period over period in our loan portfolio. Mortgages and loans by geographic location is set out in the following table. The geographic location for mortgages is based on location of the property, while for loans it is based on the country of the creditor’s parent.

Mortgages and Loans by Geography

	March 31, 2013			December 31, 2012
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,286	10,359	17,645	7,457	9,946	17,403
United States	4,542	3,730	8,272	4,515	3,399	7,914
United Kingdom	13	407	420	22	420	442
Other	–	1,550	1,550	–	1,489	1,489
Total	11,841	16,046	27,887	11,994	15,254	27,248

As at March 31, 2013, our mortgage portfolio of $11.8 billion consisted mainly of commercial mortgages, spread across approximately 3,000 loans. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 57%. The estimated weighted average debt service coverage is 1.6 times, consistent with December 31, 2012. The Canada Mortgage and Housing Corporation insures 20.8% of the Canadian commercial mortgage portfolio.

In the United States, core markets have stabilized for institutional quality assets. However, lower quality properties in secondary and tertiary markets have not recovered to the same extent. We have witnessed increased secondary market demand for stressed loans, and we continue to capitalize on this trend by selling distressed commercial mortgages. Despite the improvements in the overall economy, some of the properties within the U.S. portfolio continue to face weak demand.

Mortgages and Loans Past Due or Impaired

	March 31, 2013
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	11,731	16,022	27,753	–		–	–
Past due:
Past due less than 90 days	9	–	9	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	179	37	216	78	(1)	13	91
Total	11,919	16,059	27,978	78		13	91

	December 31, 2012
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	11,865	15,230	27,095	–		–	–
Past due:
Past due less than 90 days	7	–	7	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	201	40	241	79	(1)	16	95
Total	12,073	15,270	27,343	79		16	95

(1)	Includes $43 million of sectoral provisions as at March 31, 2013 and $42 million of sectoral provisions as at December 31, 2012.

Impaired mortgages and loans, net of allowance for losses, amounted to $125 million as at March 31, 2013, $21 million lower than the December 31, 2012 level for these assets. The net carrying value of impaired mortgages amounted to $101 million as at March 31, 2013, $21 million lower than December 31, 2012. The majority of this net decrease is related to the sale of impaired mortgages. The allowance for losses related to impaired mortgages amounted to $78 million as at March 31, 2013, $1 million lower than December 31, 2012. The sectoral provision related to mortgages included in the allowance for losses increased by $1 million to $43 million due to foreign currency fluctuations. Approximately 86.3% of the impaired mortgage loans are in the United States.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2013	21

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision disclosure reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at March 31, 2013 was $1,442 million compared to $1,468 million as at December 31, 2012 for losses related to possible future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities.

Derivative Financial Instruments

The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative Instruments

($ millions)	March 31, 2013	December 31, 2012
Net fair value	1,217	1,519
Total notional amount	43,419	42,478
Credit equivalent amount	869	953
Risk-weighted credit equivalent amount	7	8

The total notional amount of derivatives in our portfolio increased to $43.4 billion as at March 31, 2013, from $42.5 billion at the end of 2012. This increase was attributable to increases of nearly $700 million in currency contracts associated with hedging of foreign currency assets and transactions, as well as increases in interest rate contracts of $400 million associated with duration matching and replication. These increases are offset by decreases of approximately $200 million primarily related to equity contracts. The net fair value of our derivative instruments was $1.2 billion as at March 31, 2013, $0.3 billion lower than at December 31, 2012. This decrease was due to the impact of increasing interest rates on the Company’s interest rate swap portfolio and a decrease in the Company’s cross currency swap portfolio value as a result of the depreciation of the Canadian dollar.

Capital Management

Our capital base consists mainly of common shareholders’ equity, preferred shareholders’ equity and subordinated debt. As at March 31, 2013, our total capital was $20.6 billion, up from $20.0 billion as at December 31, 2012. The increase in total capital was primarily the result of common shareholders’ net income of $513 million and other comprehensive income of $270 million, partially offset by common shareholders’ dividends (net of the dividend reinvestment and share repurchase plan) of $153 million.

Today, SLF Inc. announced its intention to redeem all of the outstanding $350 million principal amount of Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2018 (the “Debentures”) in accordance with the redemption terms attached to the Debentures. The Debentures are redeemable at SLF Inc.’s option on June 26, 2013. The redemption will be funded by SLF Inc. and will not impact Sun Life Assurance’s MCCSR ratio.

Sun Life Assurance’s MCCSR ratio was 214% as at March 31, 2013, compared to 209% as at December 31, 2012. MCCSR increased in the first quarter of 2013 as a result of strong earnings and changes in regulatory requirements.

In December 2012, OSFI released a draft guideline on Own Risk and Solvency Assessment (“ORSA”), set to be effective in January 2014. This guideline requires regulated insurers to identify material risks, assess the adequacy of their risk management and the adequacy of their current and likely future capital needs and solvency positions. It is intended to explicitly link risk strategy, risk appetite and overall risk management with business plan and strategic objectives to capital management. We are monitoring the progress of this guideline and expect a final guideline later this year.

Risk Management

The shaded text and table in the following section of this document represents our disclosure on market risks in accordance with IFRS 7 Financial Instruments — Disclosures and is an integral part of our unaudited interim Consolidated Financial Statements for the quarter ended March 31, 2013. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

We use an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.

22	Sun Life Financial Inc.	First Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

The assets and liabilities of our Discontinued Operations are classified as Assets of disposal group classified as held for sale and Liabilities of disposal group classified as held for sale in our Consolidated Statements of Financial Position. As a result, balances presented do not include the products of the Discontinued Operations, primarily domestic U.S. variable and fixed annuities. Unless otherwise indicated, amounts presented in the sections that follow reflect the results of our Continuing Operations. When referring to segregated funds it is inclusive of segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates (including credit and swap spreads) and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our financial statements.

The market value of our investments in fixed income and equity securities fluctuate based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. Similarly, the market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the initial unrealized gains (losses) or OCI position at the start of the period plus the change in market values during the current period up to the point of sale for those assets which were sold. The sale of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

During the first quarter of 2013, we realized $24 million (pre-tax) in net gains on the sale of AFS assets from Continuing Operations. At March 31, 2013, the net unrealized gains or OCI position on AFS fixed income and equity assets from Continuing Operations was $501 million and $136 million, respectively, after-tax.

The following table sets out the estimated immediate impact or sensitivity of our net income from Continuing Operations, OCI and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at March 31, 2013 and December 31, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2013	23

Interest Rate and Equity Market Sensitivities

As at March 31, 2013(1) ($ millions, unless otherwise indicated)
Interest rate sensitivity(2)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)
Individual Insurance	$(300)	$(100)	$100	$150
Segregated Fund Guarantees(4)	$ –	$ –	$ –	$ –
Fixed Annuity and Other	$ –	$ –	$ –	$ –
Total	$(300)	$(100)	$100	$150
Potential impact on OCI(5)	$350	$150	$(150)	$(300)
Potential impact on MCCSR(6)(8)	7% points decrease	3% points decrease	2% points increase	4% points increase
Equity markets sensitivity(7)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(200)	$(50)	$50	$100
Potential impact on OCI(5)	$(150)	$(50)	$50	$150
Potential impact on MCCSR(6)(8)	10% points decrease	4% points decrease	3% points increase	6% points increase

As at December 31, 2012(1) ($ millions, unless otherwise indicated)
Interest rate sensitivity(2)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)
Individual Insurance	$(300)	$(150)	$100	$200
Segregated Fund Guarantees(4)	$ –	$ –	$ –	$ –
Fixed Annuity and Other	$ –	$ –	$ –	$(50)
Total	$(300)	$(150)	$100	$150
Potential impact on OCI(5)	$300	$150	$(150)	$(300)
Potential impact on MCCSR(6)	6% points decrease	3% points decrease	1% points increase	3% points increase
Equity markets sensitivity(7)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(150)	$(50)	$50	$100
Potential impact on OCI(5)	$(150)	$(50)	$50	$150
Potential impact on MCCSR(6)	8% points decrease	3% points decrease	4% points increase	5% points increase

(1)  Net income and OCI sensitivities have been rounded to the nearest $50 million.

(2)  Represents a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2013 and December 31, 2012, respectively. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(3)  The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at March 31, 2013 and December 31, 2012, respectively, and include new business added and product changes implemented prior to such dates.

(4)  Segregated Fund Guarantees is inclusive of segregated funds, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.

(5)  A portion of assets designated as AFS are required to support certain policyholder liabilities and any realized gains (losses) on these securities would result in a commensurate increase (decrease) in actuarial liabilities, with no net income impact in the reporting period.

(6)  The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at March 31, 2013 and December 31, 2012, respectively. This excludes the impact on assets and liabilities that are in Sun Life Financial Inc. but not included in Sun Life Assurance.

(7)  Represents the respective change across all equity markets as at March 31, 2013 and December 31, 2012, respectively. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(8) MCCSR sensitivities reflect the impact of IAS 19 Employee Benefits and its phase-in impact on available capital.

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our shareholder net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on non-sovereign fixed income assets, including provincial governments, corporate bonds and other fixed income assets. The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions.

As of March 31, 2013, we estimate that an increase of 50 basis points in credit spread levels would increase net income by approximately $125 million and a decrease of 50 basis points in credit spread levels would decrease net income by approximately $125 million. In most instances, credit spreads are assumed to revert to long-term actuarial liability assumptions generally over a five-year period.

24	Sun Life Financial Inc.	First Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

As of March 31, 2013, we estimate that a 20 basis point increase in swap spread levels would decrease net income by approximately $25 million and a decrease of 20 basis points in swap spread levels would increase net income by approximately $50 million.

The spread sensitivities assume parallel shifts in the indicated spreads (i.e., equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates also exclude any credit spread impact that may arise in connection with any asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Please refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products

Most of our sensitivity to interest rate risk is derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. A major source of market risk exposure for individual insurance products is the reinvestment risk related to future premiums and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk tolerance. Exposures are monitored frequently, and assets are rebalanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk tolerance. Exposures are monitored frequently, and are rebalanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to significant reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow policyholders to surrender their policies at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. This exposure is hedged using both assets and derivative instruments. Interest rate derivatives used in the hedging strategy may include interest rate swaps and swaptions.

Segregated Fund Guarantees

Approximately one third of our expected sensitivity to equity market risk and a small amount of interest rate risk sensitivity for Continuing Operations is derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for the guarantees in respect of our segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2013	25

The following table provides information with respect to the guarantees provided in our segregated fund businesses.

	March 31, 2013
($ millions)	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,594	369	11,562	323
SLF U.S.	4,325	213	4,343	77
Run-off reinsurance(4)	2,575	557	2,149	468
Total	19,494	1,139	18,054	868

	December 31, 2012
($ millions)	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,283	554	11,731	488
SLF U.S.	4,062	238	4,164	101
Run-off reinsurance(4)	2,335	597	2,106	500
Total	18,680	1,389	18,001	1,089

(1)

The amount at risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2012 to March 31, 2013 was primarily as a result of the following factors:

(i)	fund values increased due to favourable equity market movements and the weakening of the Canadian dollar against the U.S. dollar;
(ii)	the amount at risk decreased due to favourable equity market movements;
(iii)	the value of guarantees increased due to the weakening of the Canadian dollar against the U.S. dollar, partially offset by the natural run-off of the block net of new business written; and
(iv)	insurance contract liabilities decreased due to favourable equity market movements.

Segregated Fund Hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the cost of interest rate and equity market-related volatility in providing for segregated fund guarantees. As at March 31, 2013, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing these guarantees.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for segregated fund contracts as at March 31, 2013.

Impact of Segregated Fund Hedging for Continuing Operations

($ millions)	Changes in interest rates(3)		Changes in equity markets(4)

Net income sensitivity(1)(2)	50 basis points decrease	100 basis points decrease	10% decrease	25% decrease
Before hedging	(150)	(350)	(200)	(650)
Hedging impact	150	350	200	550
Net of hedging	–	–	–	(100)

(1)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(2)	Net income sensitivities have been rounded to the nearest $50 million.
(3)

Represents a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2013. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(4)

Represents the change across all equity markets as at March 31, 2013. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

26	Sun Life Financial Inc.	First Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. An instantaneous 10% decrease in the value of our direct real estate investments as at March 31, 2013 would decrease net income by approximately $150 million. Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at March 31, 2013 would increase net income by approximately $150 million.

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are forward-looking information. They are measures of our estimated net income and OCI sensitivity to changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or the valuation allowance on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2012 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking statements and MCCSR ratio sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other than proportionate impacts.

The sensitivities reflect the composition of our assets and liabilities as at March 31, 2013 and December 31, 2012. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the March 31 and December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at March 31, 2013 and December 31, 2012, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through International Swaps and Derivatives Associations Inc. agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2013	27

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our 2012 Consolidated Financial Statements, MD&A and AIF.

Changes in Accounting Policies

We have adopted the following new and amended IFRS standards in the current year.

In May 2011, IFRS 10 Consolidated Financial Statements (“IFRS 10”) was issued, which replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation-Special Purpose Entities. It defines the principle of control, establishes control as the basis for determining which entities are consolidated and sets out the requirements for the preparation of consolidated financial statements. Under this standard, an investor controls an investee when it has power over the investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. We adopted this standard on a retrospective basis on January 1, 2013.

As a result of the adoption of this standard, we have deconsolidated Sun Life Capital Trust and Sun Life Capital Trust II (together, the “SL Capital Trusts”) which issued the Sun Life ExchangEable Capital Securities (“SLEECS”), for all periods presented in our interim Consolidated Financial Statements. We have deconsolidated the SL Capital Trusts because the primary asset in each of these trusts is a senior debenture issued by us and therefore we do not have exposure or rights to variable returns from our involvement in these entities. This deconsolidation did not have any impact on our interim Consolidated Statements of Operations or our basic and diluted EPS for the current period or any of the prior periods presented. However, the deconsolidation impacted our Consolidated Statements of Financial Position for the current period and all prior periods presented. The impact of the deconsolidation on the Consolidated Statements of Financial Position for prior periods is shown in Note 2 in our interim Consolidated Financial Statements. Similar adjustments were made in the current period.

The segregated fund assets continue to be reported on the interim Consolidated Statements of Financial Position as a single line as Investments for account of segregated fund holders, since we have legal ownership of these assets. Since the policyholder bears the risks and rewards of the fund’s performance, we continue to present only the fee income earned from the segregated funds and not the investment income earned on these assets that is credited to the policyholder. We have not consolidated the underlying mutual funds that the segregated funds invest in even though in some cases we have power over these funds on the basis that the policyholder, not us, is exposed to the variability associated with these funds. In Note 10 in our interim Consolidated Financial Statements, we have expanded our disclosures related to the risks associated with our segregated funds by providing disclosure of the composition of the Investments for account of segregated fund holders by type of segregated fund. This standard has not yet been adopted in all jurisdictions that use IFRS and we will continue to monitor the implementation of the standard in other jurisdictions.

In May 2011, IFRS 11 Joint Arrangements (“IFRS 11”) was issued which replaces IAS 31 Interests in Joint Ventures. It requires a party to a joint arrangement to determine the type of arrangement in which it is involved by assessing its rights and obligations from the arrangement. It eliminates the option to use the proportionate consolidation method for joint ventures and requires that the equity method be applied to account for our investment in these entities. This standard is effective for annual periods beginning on or after January 1, 2013. The adoption of this standard did not have a material impact on our interim Consolidated Financial Statements.

In May 2011, IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) was issued, which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 requires that an entity disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and to evaluate the effects of those interests on its financial position, financial performance and cash flows. We will include the relevant disclosures in our 2013 Annual Consolidated Financial Statements.

In June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments clarify the transition guidance in IFRS 10 and provide transitional relief for IFRS 10, IFRS 11 and IFRS 12 by limiting the comparative information requirements to only the preceding comparative period and by removing certain disclosure requirements for the comparative periods from IFRS 12. The effective date of these amendments was January 1, 2013, consistent with the effective date of IFRS 10, 11 and 12. We applied these amendments when we adopted IFRS 10 and IFRS 11 on January 1, 2013 and will apply the transitional guidance amendments related to IFRS 12 when we adopt this standard in our 2013 Annual Consolidated Financial Statements.

As a result of the issuance of IFRS 10, IFRS 11 and IFRS 12, both the current IAS 27 and IAS 28 Investments in Associates (“IAS 28”) were amended. The requirements related to separate financial statements will remain in IAS 27 while the requirements related to consolidated financial statements are replaced by IFRS 10. The disclosure requirements currently in IAS 28 are replaced by IFRS 12. The amendments are effective for annual periods beginning on or after January 1, 2013. The amendments to IAS 27 and IAS 28 did not have an impact on our interim Consolidated Financial Statements.

28	Sun Life Financial Inc.	First Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

In May 2011, IFRS 13 Fair Value Measurement (“IFRS 13”) was issued. IFRS 13 defines fair value and sets out a single framework for measuring fair value when fair value is required by other IFRS standards. It also requires disclosures about fair value measurements and expands fair value disclosures to include non-financial assets. This standard is effective for quarterly and annual periods beginning on or after January 1, 2013. We have included the additional disclosures required by this standard in Note 5 of our interim Consolidated Financial Statements and additional disclosures will be included in our 2013 Annual Consolidated Financial Statements.

In June 2011, IAS 19 Employee Benefits (“IAS 19”) was amended. Under the amended standard, actuarial gains and losses will no longer be deferred or recognized in net income, but will be recognized immediately in OCI. Past service costs will be recognized in the period of a plan amendment and the annual expense for a funded plan will include net interest expense or income using the discount rate applied to the net defined benefit asset or liability. The amendments also require enhanced disclosures for defined benefit plans. This amended standard is effective for annual periods beginning on or after January 1, 2013. We adopted this standard on a retrospective basis on January 1, 2013. The adoption of this standard did not have a material impact on our interim Consolidated Statements of Operations or our EPS for the current period as well as all prior periods presented. As a result of the adoption of this standard, we have a new component of OCI and accumulated OCI for the changes in liabilities for defined benefit plans. The impact of adoption on our Consolidated Statements of Financial Position for prior periods is shown in Note 2 in our interim Consolidated Financial Statements.

In June 2011, IAS 1 Presentation of Financial Statements was amended. The amendments require separate presentation within OCI of items which may be subsequently reclassified to net income and items that will not be reclassified to net income. The amendments are effective for annual periods beginning on or after July 1, 2012. We have included these presentation amendments on our interim Consolidated Financial Statements.

In December 2011, amendments to IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) were issued which require additional disclosures about the effects of offsetting financial assets and financial liabilities and related arrangements. The new disclosures will require entities to disclose gross amounts subject to rights of set off, amounts set off and the related net credit exposure. The disclosures are intended to help investors understand the effect or potential effect of offsetting arrangements on a company’s financial position. The new disclosures are effective for annual periods beginning on or after January 1, 2013. The adoption of these amendments did not have an impact on our interim Consolidated Financial Statements as we have provided the appropriate disclosure in our 2012 Annual Consolidated Financial Statements.

In May 2012, the IASB issued Annual Improvements 2009-2011 Cycle, which includes amendments to five IFRSs. The annual improvements process is used to make necessary but non-urgent changes to IFRS that are not included as part of any other project. The amendments clarify guidance and wording or make relatively minor amendments to the standards that address unintended consequences, conflicts or oversights. The amendments issued as part of this cycle must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2013. The adoption of these amendments did not have a material impact on our interim Consolidated Financial Statements.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period beginning on January 1, 2013 and ended on March 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that they provide information that is useful to investors in understanding our performance and facilitate a comparison of the quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial Results & Reports.

Operating net income (loss) and other financial information based on operating net income (loss), including operating EPS or operating loss per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are non-IFRS financial measures. Operating net income (loss) excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs; (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2013	29

Operating net income (loss) excluding the net impact of market factors removes from operating net income (loss) certain market-related factors that create volatility in our results under IFRS. Specifically, it adjusts operating net income (loss) to exclude the following amounts: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the fixed income reinvestment rates assumed in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the net impact of changes in actuarial assumptions driven by capital market movements. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

The following tables set out the amounts that were excluded from our operating net income (loss), operating net income (loss) excluding the net impact of market factors, operating EPS and operating ROE, and provides a reconciliation to our reported net income (loss), EPS and ROE based on IFRS.

Reconciliations of Select Net Income Measures from Continuing Operations

($ millions, unless otherwise noted)	Q1’13	Q4’12	Q3’12	Q2’12	Q1’12
Net income from Continuing Operations	410	284	441	244	405
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	14	(6)	16	(5)	(12)
Fair value adjustments on share-based payment awards at MFS	(52)	(39)	(34)	(1)	(20)
Restructuring and other related costs	–	(4)	–	–	–
Operating net income (loss) from Continuing Operations	448	333	459	250	437

Net equity market impact	47	13	34	(33)	90
Net interest rate impact	(1)	(63)	(70)	(116)	35
Net gains from changes in the fair value of real estate	5	20	13	7	22
Actuarial assumption changes driven by changes in capital market movements	5	21	(10)	–	–
Operating net income (loss) excluding the net impact of market factors	392	342	492	392	290

Reported EPS from Continuing Operations (diluted) ($)	0.68	0.47	0.74	0.41	0.68
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	0.02	(0.01)	0.03	(0.01)	(0.02)
Fair value adjustments on share-based payment awards at MFS ($)	(0.09)	(0.07)	(0.06)	–	(0.03)
Restructuring and other related costs ($)	–	(0.01)	–	–	–
Impact of convertible securities on diluted EPS ($)	–	–	–	–	(0.01)
Operating EPS from Continuing Operations (diluted) ($)	0.75	0.56	0.77	0.42	0.74

30	Sun Life Financial Inc.	First Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliations of Select Net Income Measures from Combined Operations

($ millions, unless otherwise noted)	Q1’13	Q4’12	Q3’12	Q2’12	Q1’12
Net income	513	395	383	90	686
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	14	(6)	16	(5)	(12)
Fair value adjustments on share-based payment awards at MFS	(52)	(39)	(34)	(1)	(20)
Restructuring and other related costs	(14)	(7)	–	(2)	(9)
Goodwill and intangible asset impairment charges	–	(6)	–	–	–
Operating net income (loss)	565	453	401	98	727

Net equity market impact	109	49	89	(131)	253
Net interest rate impact	13	(51)	(64)	(196)	95
Net gains from changes in the fair value of real estate	5	20	13	7	22
Actuarial assumption changes driven by changes in capital market movements	9	15	(42)	–	–
Operating net income (loss) excluding the net impact of market factors	429	420	405	418	357

Reported EPS (diluted) ($)	0.85	0.65	0.64	0.15	1.15
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	0.02	(0.01)	0.03	(0.01)	(0.02)
Fair value adjustments on share-based payment awards at MFS ($)	(0.09)	(0.07)	(0.06)	–	(0.03)
Restructuring and other related costs ($)	(0.02)	(0.01)	–	(0.01)	(0.02)
Goodwill and intangible asset impairment charges ($)	–	(0.01)	–	–	–
Impact of convertible securities on diluted EPS ($)	–	(0.01)	(0.01)	–	(0.02)
Operating EPS (diluted) ($)	0.94	0.76	0.68	0.17	1.24

Reported ROE (annualized)	14.3%	11.4%	11.3%	2.7%	20.9%
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	0.4%	(0.2)%	0.5%	(0.1)%	(0.3)%
Fair value adjustments on share-based payment awards at MFS	(1.5)%	(1.1)%	(1.0)%	–	(0.6)%
Restructuring and other related costs	(0.4)%	(0.2)%	–	(0.1)%	(0.3)%
Goodwill and intangible asset impairment charges	–	(0.2)%	–	–	–
Operating ROE (annualized)	15.8%	13.1%	11.8%	2.9%	22.1%

Management also uses the following non-IFRS financial measures:

Adjusted revenue. This measure excludes from revenue the impact of: (i) foreign exchange; (ii) fair value changes in FVTPL assets and liabilities; (iii) reinsurance for the insured business in SLF Canada’s GB operations; and (iv) net premiums from Life and Investment Products in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of revenue that provides greater comparability across reporting periods.

($ millions)	Q1’13	Q4’12	Q3’12	Q2’12	Q1’12
Revenues	3,790	4,250	4,952	5,182	3,175
Adjustments
Foreign exchange	15	(13)	(8)	20	–
Fair value changes in FVTPL assets and liabilities	(348)	(274)	1,233	1,339	(570)
Reinsurance in SLF Canada’s GB operations	(1,140)	(1,074)	(1,073)	(1,064)	(1,087)
Net premiums from domestic individual insurance operations in SLF U.S.	105	103	109	144	146
Adjusted revenue	5,158	5,508	4,691	4,743	4,686

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2013	31

Adjusted premiums and deposits. This measure excludes from premiums and deposits the impact of: (i) foreign exchange; (ii) reinsurance for the insured business in SLF Canada’s GB operations; and (iii) net premiums and deposits from Life and Investment Products in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

($ millions)	Q1’13	Q4’12	Q3’12	Q2’12	Q1’12
Premiums and deposits	28,917	31,882	26,060	25,057	25,074
Adjustments
Foreign exchange	165	(275)	(133)	180	–
Reinsurance in SLF Canada’s GB operations	(1,140)	(1,074)	(1,073)	(1,064)	(1,087)
Net premiums and deposits from domestic individual insurance operations in SLF U.S.	119	103	110	144	161
Adjusted premiums and deposits	29,773	33,128	27,156	25,797	26,000

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are adjusted to exclude the impact of currency fluctuations. These measures are calculated using the average currency and period end rates, as appropriate, in effect at the date of the comparative period.

Equity market, interest rate, credit spread, swap spread and real estate market sensitivities. Our equity market, interest rate, credit spread, swap spread and real estate market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS financial measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

Forward-Looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements concerning the proposed sale of our U.S. Annuity Business, (ii) the reductions of net income from Continuing Operations for the 2013 to 2015 period due to low interest rate environment, (iii) statements relating to our strategies, (iv) statements that are predictive in nature, (v) statements that depend upon or refer to future events or conditions, and (vi) that include words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “initiatives”, “strategy”, “strive”, “target”, “will” and similar expressions are forward-looking statements. Forward-looking statements include the information concerning our possible or assumed future results of operations of Sun Life Financial. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Actuarial Standards Update, Impact of the Low Interest Rate Environment on Continuing Operations and Capital Management, in Sun Life Financial Inc.‘s annual MD&A under the headings Critical Accounting Policies and Estimates and Risk Management and in Sun Life Financial Inc.‘s 2012 AIF under the headings Risk Factors and the factors detailed in Sun Life Financial Inc.‘s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: economic uncertainty; changes or volatility in interest rates and spreads; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; changes in legislation and regulations including capital requirements and tax laws; legal and regulatory proceedings, including inquiries and investigations; risks relating to product design and pricing; the performance of equity markets; risks in implementing business strategies; risk management; market conditions that affect the Company’s capital position or its ability to raise capital; risks related

32	Sun Life Financial Inc.	First Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

to the sale of our U.S. Annuity Business; downgrades in financial strength or credit ratings; risks relating to financial modelling errors; the impact of higher-than-expected future expenses; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks related to liquidity; the ability to attract and retain employees; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; risks relating to our information technology infrastructure; breaches or failure of information system security and privacy, including cyber terrorism; dependence on third-party relationships including outsourcing arrangements; risks relating to real estate investments; risks relating to operations in Asia including the Company’s joint ventures; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; business continuity risks; failure of information systems and Internet-enabled technology; risks relating to estimates and judgments used in calculating taxes; the impact of mergers and acquisitions; the impact of competition; fluctuations in foreign currency exchange rate; the availability, cost and effectiveness of reinsurance; risks relating to the closed block of business and risks relating to the environment, environmental laws and regulations and third-party policies.

The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2013	33

Consolidated Statements of Operations

	For the three months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	March 31, 2013	March 31, 2012(1)
Revenue
Premiums
Gross	$3,408	$3,306
Less: Ceded	1,375	1,308
Net	2,033	1,998
Net investment income (loss):
Interest and other investment income	1,237	1,013
Change in fair value through profit or loss assets and liabilities (Note 5)	(348)	(570)
Net gains (losses) on available-for-sale assets	24	19
Net investment income (loss)	913	462
Fee income	844	715
Total revenue	3,790	3,175

Benefits and expenses
Gross claims and benefits paid (Note 7)	2,911	2,802
Increase (decrease) in insurance contract liabilities (Note 7)	222	(26)
Decrease (increase) in reinsurance assets (Note 7)	(107)	(204)
Increase (decrease) in investment contract liabilities (Note 7)	16	15
Reinsurance expenses (recoveries) (Note 13)	(1,258)	(1,210)
Commissions	389	324
Net transfer to (from) segregated funds (Note 10)	(2)	(4)
Operating expenses	957	821
Premium taxes	57	63
Interest expense	87	89
Total benefits and expenses	3,272	2,670

Income (loss) before income taxes	518	505
Less: Income tax expense (benefit) (Note 8)	85	67

Total net income (loss) from continuing operations	433	438
Less: Net income (loss) attributable to participating policyholders	(6)	2

Shareholders’ net income (loss) from continuing operations	439	436
Less: Preferred shareholders’ dividends	29	31
Common shareholders’ net income (loss) from continuing operations	$410	$405
Common shareholders’ net income (loss) from discontinued operation (Note 3)	$103	$281
Common shareholders’ net income (loss)	$513	$686

(1)	Balances have been restated. Refer to Note 3.

Average exchange rates during the reporting periods:	U.S. dollars	1.01	1.00
	U.K. pounds	1.56	1.57
Earnings (loss) per share (Note 12)
Basic earnings (loss) per share from continuing operations		$0.68	$0.69
Basic earnings (loss) per share from discontinued operation		$0.17	$0.48
Basic earnings (loss) per share		$0.85	$1.17

Diluted earnings (loss) per share from continuing operations		$0.68	$0.68
Diluted earnings (loss) per share from discontinued operation		$0.17	$0.47
Diluted earnings (loss) per share		$0.85	$1.15
Dividends per common share		$0.36	$0.36

The attached notes form part of these Interim Consolidated Financial Statements.

34	Sun Life Financial Inc.	First Quarter 2013	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income (Loss)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2013	March 31, 2012
Total net income (loss)	$536	$719
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	205	(182)
Unrealized gains (losses) on net investment hedges	(29)	17
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	129	176
Reclassifications to net income (loss)	(32)	(25)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	2	12
Reclassifications to net income (loss)	(4)	(6)
Total items that may be reclassified subsequently to income	271	(8)
Items that will not be classified subsequently to income:
Changes in liabilities for defined benefit plans	1	–
Total items that will not be reclassified subsequently to income	1	–
Total other comprehensive income (loss)	272	(8)
Total comprehensive income (loss)	808	711
Less: Participating policyholders’ comprehensive income (loss)	(4)	1
Shareholders’ comprehensive income (loss)	$812	$710

Income Taxes included in Other Comprehensive Income (Loss)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2013	March 31, 2012
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses, including net investment hedges	$(3)	$5
Unrealized gains / losses on available-for-sale assets	(20)	(49)
Reclassifications to net income for available-for-sale assets	–	6
Unrealized gains / losses on cash flow hedges	(4)	(6)
Reclassifications to net income for cash flow hedges	2	2
Total items that may be reclassified subsequently to income	(25)	(42)
Items that will not be reclassified subsequently to income:
Changes in liabilities for defined benefit plans	4	–
Total items that will not be reclassified subsequently to income	4	–
Total income tax benefit (expense) included in other comprehensive income (loss)	$(21)	$(42)

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2013	35

Consolidated Statements of Financial Position

		As at
(unaudited, in millions of Canadian dollars)	March 31, 2013	December 31, 2012(1)	March 31, 2012(1)
Assets
Cash, cash equivalents and short-term securities (Note 5)	$6,726	$7,026	$8,263
Debt securities (Note 5)	54,314	54,362	61,846
Equity securities (Note 5)	5,209	5,026	4,919
Mortgages and loans	27,887	27,248	28,005
Derivative assets	1,850	2,113	2,134
Other invested assets (Note 5)	1,442	1,272	1,406
Policy loans	2,716	2,681	3,243
Investment properties	6,026	5,942	5,538
Invested assets	106,170	105,670	115,354
Other assets	2,953	2,657	3,333
Reinsurance assets (Note 7)	3,370	3,240	3,651
Deferred tax assets	1,020	1,099	1,552
Property and equipment	667	665	548
Intangible assets	862	862	873
Goodwill	3,931	3,911	3,919
Assets of disposal group classified as held for sale (Note 3)	14,896	15,067
Total general fund assets	133,869	133,171	129,230
Investments for account of segregated fund holders from continuing operations (Note 10)	67,948	64,987	91,934
Investments for account of segregated fund holders classified as held for sale (Note 3)	28,739	27,668
Total assets	$230,556	$225,826	$221,164

Liabilities and equity
Liabilities
Insurance contract liabilities (Note 7)	$87,913	$87,275	$94,821
Investment contract liabilities (Note 7)	2,358	2,303	3,083
Derivative liabilities	633	594	965
Deferred tax liabilities	4	6	7
Other liabilities	7,927	8,169	7,981
Senior debentures	2,849	2,849	2,849
Subordinated debt	2,744	2,740	3,540
Liabilities of disposal group classified as held for sale (Note 3)	12,242	12,689
Total general fund liabilities	116,670	116,625	113,246
Insurance contracts for account of segregated fund holders from continuing operations (Note 10)	61,815	59,025	86,077
Investment contracts for account of segregated fund holders from continuing operations (Note 10)	6,133	5,962	5,857
Insurance contracts for account of segregated fund holders classified as held for sale (Note 3)	28,739	27,668
Total liabilities	$213,357	$209,280	$205,180

Equity
Issued share capital and contributed surplus	$10,712	$10,621	$10,417
Retained earnings and accumulated other comprehensive income	6,487	5,925	5,567
Total equity	$17,199	$16,546	$15,984
Total liabilities and equity	$230,556	$225,826	$221,164

(1)	Balances have been restated. Refer to Note 2.

Exchange rates at the end of the reporting periods:	U.S. dollars	1.02	0.99	1.00
	U.K. pounds	1.55	1.61	1.60

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on May 8, 2013.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

36	Sun Life Financial Inc.	First Quarter 2013	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2013	March 31, 2012(1)
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,503	$2,503
Common shares
Balance, beginning of period	8,008	7,735
Stock options exercised	31	5
Issued under dividend reinvestment and share purchase plan (Note 9)	64	69
Balance, end of period	8,103	7,809
Contributed surplus
Balance, beginning of period	110	102
Share-based payments	2	4
Stock options exercised	(6)	(1)
Balance, end of period	106	105
Retained earnings
Balance, beginning of period	5,817	5,107
Net Income (loss)	542	717
Dividends on common shares	(217)	(212)
Dividends on preferred shares	(29)	(31)
Balance, end of period	6,113	5,581
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	604	320
Unrealized cumulative translation differences, net of hedging activities	(464)	(287)
Unrealized gains (losses) on transfers to investment properties	6	6
Unrealized gains on derivatives designated as cash flow hedges	13	9
Cumulative changes in liabilities for defined benefit plans (Note 2)	(179)	(179)
Balance, beginning of period	(20)	(131)
Total other comprehensive income (loss) for the period	270	(7)
Balance, end of period	250	(138)
Total shareholders’ equity, end of period	$17,075	$15,860
Participating policyholders:
Retained earnings
Balance, beginning of period	$131	$124
Net income (loss)	(6)	2
Balance, end of period	125	126
Accumulated other comprehensive income (loss), net of taxes
Unrealized cumulative translation differences, net of hedging activities	(3)	(1)
Balance, beginning of period	(3)	(1)
Total other comprehensive income (loss) for the period	2	(1)
Balance, end of period	(1)	(2)
Total participating policyholders’ equity, end of period	$124	$124
Total equity	$17,199	$15,984

(1)	Balances have been restated. Refer to Note 2.

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2013	37

Consolidated Statements of Cash Flows

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2013	March 31, 2012
Cash flows provided by (used in) operating activities
Total income (loss) before income taxes	$672	$927
Add: interest expense related to financing activities	86	89
Operating items not affecting cash:
Increase (decrease) in contract liabilities	(317)	(886)
(Increase) decrease in reinsurance assets	(61)	(458)
Unrealized (gains) losses on investments	457	632	(2)
Other non-cash items	(695)	(361)
Operating cash items:
Deferred acquisition costs	(11)	(12)
Realized (gains) losses on investments	195	303	(2)
Sales, maturities and repayments of investments	15,013	19,475	(2)
Purchases of investments	(13,850)	(20,185	)(2)
Change in policy loans	(4)	5
Income taxes received (paid)	(150)	(35)
Other cash items	(363)	(246	)(2)
Net cash provided by (used in) operating activities	972	(752)
Cash flows provided by (used in) investing activities
(Purchase) sale of property and equipment	(16)	(24)
Transactions with associates and joint ventures	(25)	(6)
Dividends received from associates and joint ventures	10	–
Other investing activities	(5)	(7)
Net cash provided by (used in) investing activities	(36)	(37)
Cash flows provided by (used in) financing activities
Borrowed funds	(7)	24
Issuance of senior financing, senior debentures and subordinated debt	–	796
Collateral on senior financing	12	(2)
Issuance of common shares on exercise of stock options	25	4
Dividends paid on common and preferred shares	(178)	(171)
Interest expense paid	(52)	(83)
Net cash provided by (used in) financing activities	(200)	568
Changes due to fluctuations in exchange rates	(23)	(17)
Increase (decrease) in cash and cash equivalents	713	(238)
Net cash and cash equivalents, beginning of period	3,831	4,345	(1)
Net cash and cash equivalents, end of period	4,544	4,107
Short-term securities, end of period	2,722	4,096
Net cash and cash equivalents and short-term securities, end of period	$7,266	$8,203
Less: Net cash and cash equivalents and short-term securities, classified as held for sale, as at March 31, 2013 (Note 3)	$566
Net cash and cash equivalents and short-term securities, continuing operations, as at March 31, 2013	$6,700

(1)	Balances have been restated. Refer to Note 2.
(2)	Certain derivative cash flows within operating activities have been reclassified to be consistent with the 2013 presentation of these cash flows.

The attached notes form part of these Interim Consolidated Financial Statements.

38	Sun Life Financial Inc.	First Quarter 2013	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.    Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we” or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2012 Annual Consolidated Financial Statements except as described in Note 2. Our Interim Consolidated Financial Statements should be read in conjunction with our 2012 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.    Changes in Accounting Policies

2.A New and Amended International Financial Reporting Standards Adopted in 2013

We have adopted the following new and amended standards in the current year.

In May 2011, IFRS 10 Consolidated Financial Statements (“IFRS 10”) was issued, which replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation-Special Purpose Entities. It defines the principle of control, establishes control as the basis for determining which entities are consolidated, and sets out the requirements for the preparation of consolidated financial statements. Under this standard, an investor controls an investee when it has power over the investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. We adopted this standard on a retrospective basis on January 1, 2013.

As a result of the adoption of this standard, we have deconsolidated Sun Life Capital Trust and Sun Life Capital Trust II (together, the “SL Capital Trusts”) which issued the Sun Life ExchangEable Capital Securities (“SLEECS”), for all periods presented in our Interim Consolidated Financial Statements. We have deconsolidated the SL Capital Trusts because the primary asset in each of these trusts is a senior debenture issued by us and therefore we do not have exposure or rights to variable returns from our involvement in these entities. This deconsolidation did not have any impact on our Interim Consolidated Statements of Operations or our basic and diluted earnings per share (“EPS”) for the current period or any of the prior periods presented. However, the deconsolidation impacted our Consolidated Statements of Financial Position for the current period and all prior periods presented. The impact of the deconsolidation on the Consolidated Statements of Financial Position for prior periods is shown in the table at the end of this note. Similar adjustments were made in the current period.

The segregated fund assets continue to be reported on the Interim Consolidated Statements of Financial Position as a single line as Investments for account of segregated fund holders since we have legal ownership of these assets. Since the policyholder bears the risks and rewards of the fund’s performance, we continue to present only the fee income earned from the segregated funds and not the investment income earned on these assets that is credited to the policyholder. We have not consolidated the underlying mutual funds that the segregated funds invest in even though in some cases we have power over these funds because the policyholder, not us, is exposed to the variability associated with these funds. In Note 10, we have expanded our disclosures related to the risks associated with our segregated funds by providing disclosure of the composition of the Investments for account of segregated fund holders by type of segregated fund. This standard has not yet been adopted in all jurisdictions that use IFRS and we will continue to monitor the implementation of the standard in other jurisdictions.

In May 2011, IFRS 11 Joint Arrangements (“IFRS 11”) was issued which replaces IAS 31 Interests in Joint Ventures. It requires a party to a joint arrangement to determine the type of arrangement in which it is involved by assessing its rights and obligations from the arrangement. It eliminates the option to use the proportionate consolidation method for joint ventures and requires that the equity method be applied to account for our investment in these entities. This standard is effective for annual periods beginning on or after January 1, 2013. The adoption of this standard did not have a material impact on our Interim Consolidated Financial Statements.

In May 2011, IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) was issued, which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 requires that an entity disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and to evaluate the effects of those interests on its financial position, financial performance and cash flows. We will include the relevant disclosures in our 2013 Annual Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2013	39

In June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments clarify the transition guidance in IFRS 10 and provide transitional relief for IFRS 10, IFRS 11 and IFRS 12 by limiting the comparative information requirements to only the preceding comparative period and by removing certain disclosure requirements for the comparative period from IFRS 12. The effective date of these amendments was January 1, 2013, consistent with the effective date of IFRS 10, 11 and 12. We applied these amendments when we adopted IFRS 10 and IFRS 11 on January 1, 2013 and will apply the transitional guidance amendments related to IFRS 12 when we adopt this standard in our 2013 Annual Consolidated Financial Statements.

As a result of the issuance of IFRS 10, IFRS 11 and IFRS 12, both the current IAS 27 and IAS 28 Investments in Associates (“IAS 28”) were amended. The requirements related to separate financial statements will remain in IAS 27 while the requirements related to consolidated financial statements are replaced by IFRS 10. The disclosure requirements currently in IAS 28 are replaced by IFRS 12. The amendments are effective for annual periods beginning on or after January 1, 2013. The amendments to IAS 27 and IAS 28 did not have an impact on our Interim Consolidated Financial Statements.

In May 2011, IFRS 13 Fair Value Measurement (“IFRS 13”) was issued. IFRS 13 defines fair value and sets out a single framework for measuring fair value when fair value is required by other IFRS standards. It also requires disclosures about fair value measurements and expands fair value disclosures to include non-financial assets. This standard is effective for interim and annual periods beginning on or after January 1, 2013. We have included the additional disclosures required by this standard in Note 5 of our Interim Consolidated Financial Statements and additional disclosures will be included in our 2013 Annual Consolidated Financial Statements.

In June 2011, IAS 19 Employee Benefits (“IAS 19”) was amended. Under the amended standard, actuarial gains and losses will no longer be deferred or recognized in net income, but will be recognized immediately in other comprehensive income (“OCI”). Past service costs will be recognized in the period of a plan amendment and the annual expense for a funded plan will include net interest expense or income using the discount rate applied to the net defined benefit asset or liability. The amendments also require enhanced disclosures for defined benefit plans. This amended standard is effective for annual periods beginning on or after January 1, 2013. We adopted this standard on a retrospective basis on January 1, 2013. The adoption of this standard did not have a material impact on our Interim Consolidated Statements of Operations or our EPS for the current period as well as all prior periods presented. As a result of the adoption of this standard, we have a new component of OCI and accumulated OCI for the changes in liabilities for defined benefit plans. The impact of adoption on our Consolidated Statements of Financial Position for prior periods is shown in the table included later in this note.

In June 2011, IAS 1 Presentation of Financial Statements was amended. The amendments require separate presentation within OCI of items which may be subsequently reclassified to net income and items that will not be reclassified to net income. The amendments are effective for annual periods beginning on or after July 1, 2012. We have included these presentation amendments on our Interim Consolidated Financial Statements.

In December 2011, amendments to IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) were issued which require additional disclosures about the effects of offsetting financial assets and financial liabilities and related arrangements. The new disclosures will require entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure. The disclosures are intended to help investors understand the effect or potential effect of offsetting arrangements on a company’s financial position. The new disclosures are effective for annual periods beginning on or after January 1, 2013. The adoption of these amendments did not have an impact on our Interim Consolidated Financial Statements as we have provided the appropriate disclosure in our 2012 Annual Consolidated Financial Statements.

In May 2012, the IASB issued Annual Improvements 2009-2011 Cycle, which includes amendments to five IFRSs. The annual improvements process is used to make necessary but non-urgent changes to IFRS that are not included as part of any other project. The amendments clarify guidance and wording or make relatively minor amendments to the standards that address unintended consequences, conflicts or oversights. The amendments issued as part of this cycle must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2013. The adoption of these amendments did not have a material impact on our Interim Consolidated Financial Statements.

40	Sun Life Financial Inc.	First Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.A.i Summary of Impact Upon Adoption of Changes in IFRS

The following tables summarize the impact of adoption of these changes in accounting policies in our Consolidated Statements of Financial Position:

As at January 1, 2012	Prior to IAS 19 and IFRS 10 restatement	IAS 19	IFRS 10	Restated
Assets
Cash, cash equivalent and short-term securities	$8,837	$–	$(8)	$8,829
Other invested assets	$1,348	$–	$3	$1,351
Other assets	$2,885	$(54)	$9	$2,840
Deferred tax assets	$1,694	$94	$–	$1,788
Liabilities and equity
Liabilities
Deferred tax liabilities	$7	$1	$–	$8
Other liabilities	$8,011	$244	$(1)	$8,254
Senior debentures	$2,149	$–	$700	$2,849
Innovative capital instruments	$695	$–	$(695)	$–
Equity
Retained earnings and accumulated other comprehensive income(1)	$5,304	$(205)	$–	$5,099

(1)	Impact of adoption of IAS 19 was a decrease to retained earnings and accumulated OCI of $26 and $179, respectively.

As at March 31, 2012	Prior to IAS 19 and IFRS 10 restatement	IAS 19	IFRS 10	Restated
Assets
Cash, cash equivalent and short-term securities	$8,271	$–	$(8)	$8,263
Other invested assets	$1,403	$–	$3	$1,406
Other assets	$3,378	$(54)	$9	$3,333
Deferred tax assets	$1,458	$94	$–	$1,552
Liabilities and equity
Liabilities
Deferred tax liabilities	$6	$1	$–	$7
Other liabilities	$7,738	$244	$(1)	$7,981
Senior debentures	$2,149	$–	$700	$2,849
Innovative capital instruments	$695	$–	$(695)	$–
Equity
Retained earnings and accumulated other comprehensive income(1)	$5,772	$(205)	$–	$5,567

(1)	Impact of adoption of IAS 19 was a decrease to retained earnings and accumulated OCI of $26 and $179, respectively.

As at December 31, 2012	Prior to IAS 19 and IFRS 10 restatement	IAS 19	IFRS 10	Restated
Assets
Cash, cash equivalent and short-term securities	$7,034	$–	$(8)	$7,026
Other invested assets	$1,269	$–	$3	$1,272
Other assets	$2,702	$(54)	$9	$2,657
Deferred tax assets	$1,005	$94	$–	$1,099
Liabilities and equity
Liabilities
Deferred tax liabilities	$5	$1	$–	$6
Other liabilities	$7,925	$244	$–	$8,169
Senior debentures	$2,149	$–	$700	$2,849
Innovative capital instruments	$696	$–	$(696)	$–
Equity
Retained earnings and accumulated other comprehensive income(1)	$6,130	$(205)	$–	$5,925

(1)	Impact of adoption of IAS 19 was a decrease to retained earnings and accumulated OCI of $26 and $179, respectively.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2013	41

3.    Held for Sale Classification and Discontinued Operation

On December 17, 2012, SLF Inc. and certain of its subsidiaries entered into a definitive stock purchase agreement with Delaware Life Holdings, LLC (the “purchaser”), a Delaware limited liability company, pursuant to which we agreed to sell our U.S. Annuities business and certain of our U.S. life insurance businesses to the purchaser for a base purchase price of US$1,350 million, which will be adjusted to reflect the performance of the business through closing. The transaction will consist primarily of the sale of 100% of the shares of Sun Life Assurance Company of Canada (U.S.) (“Sun Life (U.S.)”), which includes the U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. This transaction will include the transfer of certain related operating assets, systems and employees that support these businesses. The transaction is subject to regulatory approvals and other closing conditions and is expected to close by the end of the second quarter of 2013.

The assets and liabilities of the disposal group are comprised almost entirely of financial assets and liabilities that are not within the scope of the measurement requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. IFRS 5 does not address the situation which arises when the carrying amount of scoped-in non-current assets are less than the amount by which a disposal group’s carrying amount exceeds its fair value less costs to sell. We have concluded that it is appropriate to recognize the loss on disposition at the time the transaction is completed and the related assets and liabilities are derecognized. Loss recognition at that time will coincide with the transfer of risks to the purchaser. The loss will be calculated by netting the adjusted purchase price against the net carrying value of the assets and liabilities classified as held for sale and will include the cumulative foreign currency translation difference for the operation. The adjusted purchase price will be derived from the base purchase price of US$1,350 million subject to purchase price adjustments based on business results from September 30, 2012 to the date of sale measured on a U.S. statutory basis and other agreed terms. As at March 31, 2013, the net carrying value of assets less liabilities classified as held for sale is $2,654, and the cumulative foreign currency translation difference for the operation is a loss of $43. The amount of the loss will be subject to several other adjustments to reflect closing price adjustments, pre-closing transactions, closing costs, and certain tax adjustments. The net carrying value of assets and liabilities classified as held for sale as at March 31, 2013 do not include such adjustments that relate to transactions that will occur subsequent to March 31, 2013.

As a result of the stock purchase agreement referred to above, we are committed to sell the U.S. Annuities business included as a part of the Sun Life Financial United States (“SLF U.S.”) segment. The operations and cash flows of the U.S. Annuities business can be clearly distinguished, operationally and for financial reporting purposes, from the rest of our operations. The financial results of the U.S. Annuities business have been disclosed publicly and have been separately reported to key management personnel. In addition, the U.S. Annuities business is comprised of two CGUs. As this transaction is part of a single coordinated plan to dispose of a separate major line of business within our U.S. reportable business segment, it meets the criteria to be presented as a discontinued operation. Other than the U.S. Annuities business, Sun Life (U.S.)’s operations also include certain U.S. life insurance businesses, including corporate and bank-owned life insurance products and variable life insurance products. These businesses are also presented as part of the discontinued operation but are not a significant component of the sale.

The results of operations relating to our U.S. Annuities business and certain life insurance businesses (the “U.S. Annuity Business”) in SLF U.S. are reflected as a discontinued operation in our Interim Consolidated Statements of Operations for all periods presented. The related assets and liabilities are separately presented as assets and liabilities classified as held for sale respectively in our Interim Consolidated Statements of Financial Position as at March 31, 2013.

Discontinued Operation

Common Shareholders’ Net Income (Loss) from Discontinued Operation

The components of the common shareholders’ net income (loss) from discontinued operation included in our Interim Consolidated Statements of Operations are as follows:

For the three months ended March 31,	2013	2012
Net premiums	$76	$76
Net investment income (loss)	(194)	(265)
Fee income	146	154
Total revenue	28	(35)
Gross claims and benefits paid	422	481
Changes in insurance / investment contract liabilities and reinsurance assets, net of reinsurance recoveries	(605)	(1,136)
Net transfer to (from) segregated funds	(2)	124
Other expenses	59	74
Total benefits and expenses	(126)	(457)
Income (loss) before income taxes	154	422
Income tax expense (benefit)	51	141
Total net income (loss) from discontinued operation	103	281
Shareholders’ net income (loss) from discontinued operation	103	281
Common shareholders’ net income (loss) from discontinued operation	$103	$281

42	Sun Life Financial Inc.	First Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Cash Flows from Discontinued Operation

The details of the cash flows from the discontinued operation included in our Interim Consolidated Statements of Cash Flows are as follows:

For the three months ended March 31,	2013	2012
Net cash provided by (used in) operating activities	$47	$(470)
Net cash provided by (used in) financing activities	(5)	(4)
Changes due to fluctuations in exchange rates	9	(15)
Increase (decrease) in cash and cash equivalents	$51	$(489)

Disposal Group Classified as Held for Sale

Assets and Liabilities of the Disposal Group Classified as Held for Sale

The composition of the assets and liabilities of the disposal group classified as held for sale included in our Interim Consolidated Statements of Financial Position are as follows:

As at	March 31, 2013	December 31, 2012
Assets
Cash, cash equivalents and short-term securities	$566	$574
Debt securities	10,343	10,449
Equity securities	49	47
Mortgages and loans	2,188	2,234
Derivative assets	224	309
Other invested assets	26	25
Policy loans	564	559
Investment properties	126	150
Invested assets	14,086	14,347
Other assets	259	156
Reinsurance assets	155	158
Deferred tax assets	396	406
Total general fund assets	14,896	15,067
Investments for account of segregated fund holders	28,739	27,668
Total assets of disposal group classified as held for sale	$43,635	$42,735
Liabilities
Insurance contract liabilities	$10,911	$11,238
Investment contract liabilities	980	957
Derivative liabilities	245	265
Other liabilities	106	229
Total general fund liabilities	12,242	12,689
Insurance contract for account of segregated fund holders	28,739	27,668
Total liabilities of disposal group classified as held for sale	$40,981	$40,357

Accumulated Other Comprehensive Income (Loss) of the Disposal Group Classified as Held for Sale

The components of accumulated OCI, net of taxes, of disposal group classified as held for sale included in our Interim Consolidated Statements of Changes in Equity are as follows:

As at	March 31, 2013	December 31, 2012
Unrealized gains (losses) on available-for-sale assets	$64	$72
Unrealized cumulative translation differences, net of hedging activities	(73)	(132)
Total accumulated other comprehensive income (loss) of disposal group classified as held for sale	$(9)	$(60)

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2013	43

Asset-Backed Securities Supporting the U.S. Annuity Business

Before the closing of the transaction, we expect to substitute replacement assets for certain asset-backed securities supporting the general fund liabilities for fixed annuities in SLF U.S. The majority of these asset-backed securities will be reallocated to support other lines of business in the continuing operations of the Company and we expect a portion to be sold. As we have not reached a conclusion as to which replacement assets should be substituted for the asset-backed securities and to which lines of business the asset-backed securities should be reallocated, we have included the asset-backed securities in the held for sale classification as they currently support the general fund liabilities of the U.S. Annuity Business.

The carrying value of the asset-backed securities supporting the U.S. Annuity Business by credit rating is shown in the following table:

As at March 31, 2013	Total asset-backed securities supporting the U.S. Annuity Business
AAA	$ 10
AA	28
A	88
BBB	150
BB and lower	786
Total asset-backed securities supporting the U.S. Annuity Business	$ 1,062

The following table presents the fair value hierarchy of the asset-backed securities supporting the U.S. Annuity Business included in the preceding fair value hierarchy of financial instruments classified as held for sale:

As at March 31, 2013	Level 1	Level 2	Level 3	Total
Asset-backed securities:
Commercial mortgage-backed securities	$–	$412	$1	$413
Residential mortgage-backed securities	–	381	44	425
Collateralized debt obligations	–	2	23	25
Other	–	175	24	199
Total asset-backed securities supporting the U.S. Annuity Business	$–	$970	$92	$1,062

4.    Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), SLF U.S., MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”) and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our U.K. business unit and our Corporate Support operations, which include our run-off reinsurance operations as well as investment income, expenses, capital and other items not allocated to our other business groups. In the fourth quarter of 2012, the indefinite life intangible assets were transferred from Corporate to SLF Canada and the finite life intangible assets were transferred from Corporate to MFS.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties. These transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Intersegment revenue consists of interest income and fee income and is presented in the consolidation adjustments column in the tables that follow.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are settled. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to MFS, and by MFS to SLF U.S.

44	Sun Life Financial Inc.	First Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the three months ended March 31 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2013
Gross premiums:
Annuities	$294	$125	$–	$–	$57	$–	$476
Life insurance	807	542	–	171	27	–	1,547
Health insurance	978	402	–	2	3	–	1,385
Total gross premiums	2,079	1,069	–	173	87	–	3,408
Less: ceded premiums	1,245	111	–	13	6	–	1,375
Net investment income (loss)	472	1	–	328	125	(13)	913
Fee income	193	36	553	40	35	(13)	844
Total revenue	1,499	995	553	528	241	(26)	3,790
Less:
Total benefits and expenses	1,176	934	450	468	270	(26)	3,272
Income tax expense (benefit)	53	(5)	54	9	(26)	–	85
Total net income (loss) from continuing operations	$270	$66	$49	$51	$(3)	$–	$433
Total net income (loss) from discontinued operation (Note 3)	$–	$115	$–	$–	$(12)	$–	$103
2012
Gross premiums:
Annuities	$499	$54	$–	$–	$56	$–	$609
Life insurance	811	432	–	157	26	–	1,426
Health insurance	891	375	–	3	2	–	1,271
Total gross premiums	2,201	861	–	160	84	–	3,306
Less: ceded premiums	1,185	105	–	12	6	–	1,308
Net investment income (loss)	388	(61)	3	170	(20)	(18)	462
Fee income	186	42	434	31	36	(14)	715
Total revenue	1,590	737	437	349	94	(32)	3,175
Less:
Total benefits and expenses	1,334	571	348	311	138	(32)	2,670
Income tax expense (benefit)	27	22	40	9	(31)	–	67
Total net income (loss) from continuing operations	$229	$144	$49	$29	$(13)	$–	$438
Total net income (loss) from discontinued operation (Note 3)	$–	$281	$–	$–	$–	$–	$281

5.    Financial Investments and Related Net Investment Income

We invest primarily in debt securities, equity securities, mortgages and loans, derivatives, other invested assets and investment properties.

5.A Fair Value Methodologies and Assumptions

The fair value methodologies and assumptions can be found in Note 5 of our 2012 Annual Consolidated Financial Statements.

5.A.i Fair Value Hierarchy of Assets and Liabilities

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three level fair value hierarchy as follows:

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange traded equity securities and certain segregated and mutual fund units held for account of segregated fund holders.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2013	45

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, over the counter derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain asset-backed securities, certain other invested assets, investment properties and investment contract liabilities.

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at March 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$5,792	$934	$–	$6,726
Debt securities – fair value through profit or loss(1)	990	41,340	1,071	43,401
Debt securities – available-for-sale(1)	441	10,416	56	10,913
Equity securities – fair value through profit or loss	3,090	1,111	113	4,314
Equity securities – available-for-sale	795	100	–	895
Derivative assets	21	1,822	7	1,850
Other invested assets	383	55	560	998
Investment properties	–	–	6,026	6,026
Total invested assets	$11,512	$55,778	$7,833	$75,123
Investments for account of segregated fund holders	$24,513	$42,997	$438	$67,948
Total assets measured at fair value	$36,025	$98,775	$8,271	$143,071
Liabilities
Investment contract liabilities	$–	$11	$6	$17
Derivative liabilities	14	607	12	633
Total liabilities measured at fair value	$14	$618	$18	$650

(1)	See tables below for further details.

Debt securities – fair value through profit or loss consist of the following:

As at March 31, 2013	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,598	$–	$1,598
Canadian provincial and municipal government	–	9,264	24	9,288
U.S. government and agency	990	41	11	1,042
Other foreign government	–	4,714	70	4,784
Corporate	–	24,777	426	25,203
Asset-backed securities:
Commercial mortgage-backed securities	–	213	499	712
Residential mortgage-backed securities	–	298	2	300
Collateralized debt obligations	–	24	26	50
Other	–	411	13	424
Total debt securities – fair value through profit or loss	$990	$41,340	$1,071	$43,401

Debt securities – available-for-sale consist of the following:

As at March 31, 2013	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,187	$–	$1,187
Canadian provincial and municipal government	–	327	–	327
U.S. government and agency	441	54	–	495
Other foreign government	–	467	–	467
Corporate	–	7,896	15	7,911
Asset-backed securities:
Commercial mortgage-backed securities	–	154	12	166
Residential mortgage-backed securities	–	106	–	106
Collateralized debt obligations	–	–	15	15
Other	–	225	14	239
Total debt securities – available-for-sale	$441	$10,416	$56	$10,913

46	Sun Life Financial Inc.	First Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the three months ending March 31, 2013:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,141	$7	$–	$8	$(1)	$(10)	$74	$(127)	$(21)	$1,071	$7
Debt securities – available-for-sale	123	1	–	–	(2)	(10)	–	(56)	–	56	–
Equity securities – fair value through profit or loss	110	1	–	–	–	–	–	–	2	113	4
Derivative assets	7	–	–	–	–	–	–	–	–	7	–
Other invested assets	547	8	(2)	23	(16)	–	–	–	–	560	–
Investment properties	5,942	17	–	77	(39)	–	–	–	29	6,026	32
Total invested assets	$7,870	$34	$(2)	$108	$(58)	$(20)	$74	$(183)	$10	$7,833	$43
Investments for account of segregated fund holders	$427	$4	$–	$18	$(1)	$–	$4	$(3)	$(11)	$438	$–
Total assets measured at fair value	$8,297	$38	$(2)	$126	$(59)	$(20)	$78	$(186)	$(1)	$8,271	$43
Liabilities(5)
Investment contract liabilities	$7	$–	$–	$–	$–	$–	$–	$–	$(1)	$6	$–
Derivative liabilities	16	(4)	–	–	–	–	–	–	–	12	–
Total liabilities measured at fair value	$23	$(4)	$–	$–	$–	$–	$–	$–	$(1)	$18	$–

(1)	Included within Net investment income (loss) in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. In addition, transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability. If an asset or a liability is transferred into and out of Level 3 during the same period, it is not included in the above table.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset and liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated in negative numbers.

The fair value of investment properties is determined by using the discounted cash flows methodology, as described in our 2012 Annual Consolidated Financial Statements. The key unobservable inputs used in the valuation of investment properties as at March 31, 2013 include the following:

•

Estimated rental value: The estimated rental value (per square feet, per annum) is estimated based on gross income less vacancy, non-recoverable expenses, collection losses, lease incentives, maintenance cost, agent and commission costs and other operating and management expenses. An increase (decrease) in estimated rental value would result in a higher (lower) fair value. The estimated rental value varies depending on the property types, which include retail, office and industrial properties. The current estimated rental value ranges from $12 to $35 for retail and office properties and from $3.50 to $6.50 for industrial properties.

•

Rental growth rate: The rental growth rate (per annum) is typically estimated based on expected market behavior, which is influenced by the type of property and geographic region of the property. An increase (decrease) in rental growth rate would result in a higher (lower) fair value. The current rental growth rate ranges from 1% to 3%.

•

Long term vacancy rate: The long term vacancy rate is typically estimated based on expected market behavior, which is influenced by the type of property and geographic region of the property. An increase (decrease) in long term vacancy rate would result in a lower (higher) fair value. The current long term vacancy rate ranges from 2% to 10%.

•

Discount rate: The discount rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the next 10 years. An increase (decrease) in the discount rate would result in a lower (higher) fair value. The current discount rate ranges from 6% to 9.5%.

•

Terminal capitalization rate: The terminal capitalization rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the remainder of its life after the 10 year period. An increase (decrease) in the terminal capitalization rate would result in a lower (higher) fair value. The current terminal capitalization rate ranges from 5.5% to 9%.

Changes in the estimated rental value are positively correlated with changes in the rental growth rate. Changes in the estimated rental value are negatively correlated with changes in the long term vacancy rate, the discount rate and the terminal capitalization rate.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2013	47

5.B Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in the Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in the Interim Consolidated Statements of Cash Flows consist of the following:

As at	March 31, 2013	December 31, 2012(1)	March 31, 2012(1)
Cash	$1,230	$1,475	$1,168
Cash equivalents	2,910	1,980	2,999
Short-term securities	2,586	3,571	4,096
Cash, cash equivalents and short-term securities	6,726	7,026	8,263
Less: Bank overdraft, recorded in Other liabilities	26	3	60
Net cash, cash equivalents and short-term securities	$6,700	$7,023	$8,203

(1)	Balances have been restated. Refer to Note 2.

5.C Asset Classification

The carrying values of our debt securities, equity securities and other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)		Total
March 31, 2013
Debt securities	$43,401	$10,913	$–		$54,314
Equity securities	$4,314	$895	$–		$5,209
Other invested assets	$881	$117	$444		$1,442

December 31, 2012
Debt securities	$43,773	$10,589	$–		$54,362
Equity securities	$4,169	$857	$–		$5,026
Other invested assets	$786	$111	$375	(2)	$1,272

March 31, 2012
Debt securities	$50,794	$11,052	$–		$61,846
Equity securities	$4,009	$910	$–		$4,919
Other invested assets	$857	$162	$387	(2)	$1,406

(1)	Other consists primarily of investments accounted for using the equity method of accounting.
(2)	Balances have been restated. Refer to Note 2.

5.D Change in Fair Value Through Profit or Loss Assets and Liabilities

Change in fair value through profit or loss assets and liabilities recorded to net income for the three months ended March 31 consist of the following:

For the three months ended March 31,	2013	2012
Cash, cash equivalents and short-term securities	$1	$3
Debt securities	(102)	(426)
Equity securities	126	162
Derivative investments	(423)	(442)
Other invested assets	24	23
Investment properties	26	110
Total change in fair value through profit or loss assets and liabilities	$(348)	$(570)

5.E Impairment of Available-For-Sale Assets

We wrote down $6 and $1 of available-for-sale assets recorded at fair value during the three months ended March 31, 2013 and 2012, respectively.

48	Sun Life Financial Inc.	First Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.    Financial Instrument Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance can be found in Notes 6 and 7, respectively, of our 2012 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management Discussion and Analysis (“MD&A”) for the three months ended March 31, 2013. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 and include discussions on how we measure our risk and our objectives, policies and methodologies for managing this risk. Therefore, the shaded text and tables represent an integral part of these Interim Consolidated Financial Statements.

7.    Insurance Contract Liabilities and Investment Contract Liabilities

7.A Insurance Contract Liabilities

7.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets for the period are as follows:

For the three months ended March 31, 2013	Insurance contract liabilities	Reinsurance assets	Net
Balances as at January 1,	$82,202	$2,984	$79,218
Change in balances on in-force policies	(291)	85	(376)
Balances arising from new policies	531	23	508
Changes in assumptions or methodology	(18)	(1)	(17)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	222	107	115
Balances before the following:	82,424	3,091	79,333
Foreign exchange rate movements	350	54	296
Balances before Other policy liabilities and assets	82,774	3,145	79,629
Other policy liabilities and assets	5,139	225	4,914
Total Insurance contract liabilities and Reinsurance assets	$87,913	$3,370	$84,543

For the three months ended March 31, 2012(1)	Insurance contract liabilities	Reinsurance assets	Net
Balances as at January 1,	$91,425	$3,275	$88,150
Change in balances on in-force policies	(1,827)	141	(1,968)
Balances arising from new policies	639	28	611
Changes in assumptions or methodology	25	31	(6)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	(1,163)	200	(1,363)
Balances before the following:	90,262	3,475	86,787
Foreign exchange rate movements	(682)	(42)	(640)
Balances before Other policy liabilities and assets	89,580	3,433	86,147
Other policy liabilities and assets	5,241	218	5,023
Total Insurance contract liabilities and Reinsurance assets	$94,821	$3,651	$91,170

(1)	2012 balances are on a combined basis. For discontinued operation, see Note 3.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2013	49

7.B Investment Contract Liabilities

7.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

For the three months ended March 31, 2013	Measured at fair value	Measured at amortized cost
Balances as at January 1,	$35	$1,772
Deposits	–	139
Interest	–	7
Withdrawals	(14)	(93)
Fees	–	(1)
Other	(4)	5
Foreign exchange rate movements	–	1
Balances as at March 31	$17	$1,830

For the three months ended March 31, 2012(1)	Measured at fair value	Measured at amortized cost
Balances as at January 1,	$966	$1,620
Deposits	–	102
Interest	2	9
Withdrawals	(19)	(64)
Other	–	4
Foreign exchange rate movements	(19)	(3)
Balances as at March 31	$930	$1,668

(1)	2012 balances are on a combined basis. For discontinued operation, see Note 3.

Changes in investment contract liabilities with DPF are as follows:

For the three months ended March 31,	2013	2012
Balances as at January 1,	$496	$487
Change in liabilities on in-force policies	(8)	–
Liabilities arising from new policies	17	6
Increase (decrease) in liabilities	9	6
Liabilities before the following:	505	493
Foreign exchange rate movements	6	(8)
Balances as at March 31	$511	$485

7.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

For the three months ended March 31,	2013	2012
Maturities and surrenders	$696	$682
Annuity payments	282	277
Death and disability benefits	736	694
Health benefits	952	926
Policyholder dividends and interest on claims and deposits	245	223
Total gross claims and benefits paid	$2,911	$2,802

50	Sun Life Financial Inc.	First Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8.    Income Tax Expense (Benefit)

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

For the three months ended March 31,		2013		2012
		%		%
Total net income (loss)	$433		$438
Add: Income tax expense (benefit)	85		67
Total net income (loss) before income taxes	$518		$505
Taxes at the combined Canadian federal and provincial statutory income tax rate	$137	26.5	$134	26.5
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(14)	(2.7)	(28)	(5.5)
Tax (benefit) cost of unrecognized tax losses	–	–	(3)	(0.6)
Tax exempt investment income	(39)	(7.5)	(41)	(8.1)
Tax rate and other legislative changes(1)	–	–	4	0.8
Adjustments in respect of prior periods, including resolution of tax disputes	4	0.8	(2)	(0.4)
Other	(3)	(0.7)	3	0.6
Total tax expense (benefit) and effective income tax rate	$85	16.4	$67	13.3

(1)	The net impact of new tax legislation enacted in the U.K. in March 2012 reduced the statutory tax rate from 25% to 24% effective April 1, 2012.

In 2006 and later periods the Canadian federal government and certain provinces enacted legislation reducing corporate income tax rates. As a result of these enactments, our statutory income tax rate declined to 26.5% in 2012 and 2013.

Statutory tax rates in the jurisdictions in which we conduct business range from 0% to 35% which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. These differences are reported in the line Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

For the three months ended March 31, 2013, the benefit in line Higher (lower) effective rates on income subject to taxation in foreign jurisdictions of $14 ($28 for the three months ended March 31, 2012) reflects the impact of higher earnings in lower tax jurisdictions.

Our benefit of lower taxes on investment income for the three months ended March 31, 2013 amounted to $39 ($41 for the three months ended March 31, 2012) which included a tax benefit of $3 ($12 for the three months ended March 31, 2012) related the appreciation of investment properties in Canada.

9.    Capital Management

9.A Capital and Capital Transactions

Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital and how it is managed are included in Note 23 of our 2012 Annual Consolidated Financial Statements.

Sun Life Assurance is subject to the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). Sun Life Assurance’s MCCSR ratio as at March 31, 2013 was above the minimum levels that would require any regulatory or corrective action. The risk-based capital of Sun Life (U.S.), our principal operating subsidiary in the United States, was above the minimum level as at March 31, 2013. In addition, other foreign subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at March 31, 2013.

As at January 1, 2013, Sun Life Assurance elected the phase-in of the impact on available capital of adopting the revisions to IAS 19 relating to cumulative changes in liabilities for defined benefit plans, as per OSFI’s 2013 MCCSR Guideline. Sun Life Assurance will phase in a reduction of approximately $155 to its available capital over eight quarters, ending in the fourth quarter of 2014.

The 2013 MCCSR Guideline reduced the lapse risk capital requirement, effective this quarter. The reduced requirement will be immediately implemented with no transition. The impact to the MCCSR ratio for Sun Life Assurance is expected to be an increase of three percentage points.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2013	51

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities that qualify as regulatory capital.

9.B Significant Capital Transactions

Dividend Reinvestment and Share Purchase Plan

In the first quarter of 2013, under the dividend reinvestment and share purchase plan (“DRIP”), SLF Inc. issued 2.4 million common shares (3.0 million common shares in 2012) from treasury at discounts of 2% to the average market price, as determined in accordance with the DRIP, for dividend reinvestments and issued an insignificant number of common shares from treasury at no discount for optional cash purchases.

10.    Segregated Funds

We have sold segregated fund products, including variable annuities and unit-linked products, within Canada, the U.S., the United Kingdom and Asia. Under these contracts, the benefit amount is contractually linked to the fair value of the investments in the particular segregated fund. Policyholders can select from a variety of categories of segregated fund investments. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the funds’ investment performance. Therefore, net realized gains and losses, other net investment income earned and expenses incurred on the segregated funds are attributable to policyholders and not to us. However, certain contracts include guarantees from us. We are exposed to equity market risk and interest rate risk as a result of these guarantees. Further details on these guarantees and our risk management activities related to these guarantees are included in the “Risk Management” section of the MD&A.

We derive fee income from segregated funds. Market value movements in the investments held for segregated fund holders impact the management fees earned on these funds.

The segregated fund types offered, by percentage of total investments for account of segregated fund holders, from our continuing operations only, have been in the following ranges at January 1, 2012 and December 31, 2012:

Type of Fund	%
Money Market	5-10
Fixed Income	10-15
Balanced	35-40
Equity	40-45

Money market funds include investments that have a term to maturity of less than one year. Fixed income funds are funds that invest primarily in investment grade fixed income securities and where less than 25% can be invested in diversified equities or high-yield bonds. Balanced funds are a combination of fixed income securities with a larger equity component. The fixed income component is greater than 25% of the portfolio. Equity consists primarily of broad based diversified funds that invest in a well-diversified mix of Canadian, U.S. or global equities. Other funds in this category include low volatility funds, intermediate volatility funds and high volatility funds.

10.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	March 31, 2013	December 31, 2012		March 31, 2012
Segregated and mutual fund units	$55,673	$53,363	(1)	$74,361	(1)
Equity securities	8,738	8,060	(1)	8,067	(1)
Debt securities	2,766	2,797		8,704
Cash, cash equivalents and short term securities	488	558		2,564
Investment properties	267	276		313
Mortgages	18	18		21
Other assets	211	100		2,982
Total assets	$68,161	$65,172		$97,012
Less: Liabilities arising from investing activities	$213	$185		$5,078
Total investments for account of segregated fund holders	$67,948	$64,987		$91,934

(1)	Certain security classifications have been reclassified to be consistent with the 2013 classification of these securities.

52	Sun Life Financial Inc.	First Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

For the three months ended March 31, 2013	Insurance Contracts	Investment Contracts
Balances as at January 1,	$59,025	$5,962
Additions to segregated funds:
Deposits	2,125	32
Net transfers (to) from general funds	(4)	–
Net realized and unrealized gains (losses)	2,947	451
Other investment income	135	36
Total additions	$5,203	$519
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,059	125
Management fees	164	15
Taxes and other expenses	40	5
Foreign exchange rate movements	150	203
Total deductions	$2,413	$348
Net additions (deductions)	$2,790	$171
Balances as at March 31	$61,815	$6,133

For the three months ended March 31, 2012	Insurance Contracts	Investment Contracts
Balances as at January 1,	$82,650	$5,533
Additions to segregated funds:
Deposits	2,082	31
Net transfers (to) from general funds	120	–
Net realized and unrealized gains (losses)	4,279	351
Other investment income	125	38
Total additions	$6,606	$420
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,244	110
Management fees	280	18
Taxes and other expenses	50	4
Foreign exchange rate movements	605	(36)
Total deductions	$3,179	$96
Net additions (deductions)	$3,427	$324
Balances as at March 31	$86,077	$5,857

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2013	53

11.    Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debt

SLF Inc. has provided a subordinated guarantee of certain preferred shares and a guarantee of certain subordinated debt issued by Sun Life Assurance. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
March 31, 2013
Revenue	$108	$1,854	$2,012	$(184)	$3,790
Shareholders’ net income (loss) from continuing operations	$542	$398	$(9)	$(492)	$439
Shareholders’ net income (loss) from discontinued operation	$–	$–	$114	$(11)	$103

March 31, 2012
Revenue	$119	$2,686	$553	$(183)	$3,175
Shareholders’ net income (loss) from continuing operations(1)	$715	$365	$28	$(672)	$436
Shareholders’ net income (loss) from discontinued operation	$–	$–	$281	$–	$281
(1) Balances have been restated. Refer to Note 3.
Assets as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
March 31, 2013
Invested assets	$19,056	$99,922	$5,807	$(18,615)	$106,170
Total other general fund assets	8,341	12,552	31,878	(25,072)	27,699
Investments for account of segregated fund holders	–	68,150	28,537	–	96,687
Insurance contract liabilities	–	88,475	2,031	(2,593)	87,913
Investment contract liabilities	–	2,358	–	–	2,358
Total other general fund liabilities	$10,333	$9,524	$31,747	$(25,205)	$26,399

December 31, 2012
Invested assets(1)	$18,658	$99,454	$5,725	$(18,167)	$105,670
Total other general fund assets(1)	8,239	13,455	33,081	(27,274)	27,501
Investments for account of segregated fund holders	–	65,177	27,478	–	92,655
Insurance contract liabilities	–	89,160	682	(2,567)	87,275
Investment contract liabilities	–	2,303	–	–	2,303
Total other general fund liabilities(1)	$10,287	$9,799	$34,449	$(27,488)	$27,047

March 31, 2012
Invested assets(1)	$17,733	$93,735	$20,078	$(16,192)	$115,354
Total other general fund assets(1)	8,701	13,905	19,431	(28,161)	13,876
Investments for account of segregated fund holders	–	63,349	28,585	–	91,934
Insurance contract liabilities	–	85,338	13,358	(3,875)	94,821
Investment contract liabilities	–	2,117	966	–	3,083
Total other general fund liabilities(1)	$10,297	$9,405	$22,657	$(27,017)	$15,342

(1)	Balances have been restated. Refer to Note 2.

54	Sun Life Financial Inc.	First Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12.    Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the EPS computations are as follows:

For the three months ended March 31,	2013	2012
Basic EPS:
Common shareholders’ net income (loss) from continuing operations	$410	$405
Common shareholders’ net income (loss) from discontinued operation	$103	$281
Weighted average number of common shares outstanding (in millions)	600	588
Basic EPS:
Continuing operations	$0.68	$0.69
Discontinued operation	$0.17	$0.48
Total	$0.85	$1.17
Diluted EPS:
Common shareholders’ net income (loss) from continuing operations	$410	$405
Add: increase in income due to convertible instruments(1)	$3	$3
Common shareholders’ net income (loss) from continuing operations on a diluted basis	$413	$408
Common shareholders’ net income (loss) from discontinued operation	$103	$281
Weighted average number of common shares outstanding (in millions)	600	588
Add: dilutive impact of stock options(2) (in millions)	1	–
Add: dilutive impact of convertible securities(1) (in millions)	8	11
Weighted average number of common shares outstanding on a diluted basis (in millions)	609	599
Diluted EPS:
Continuing operations	$0.68	$0.68
Discontinued operation	$0.17	$0.47
Total	$0.85	$1.15

(1)	The convertible instruments are the SLEECS B issued by Sun Life Capital Trust.
(2)

The number of stock options that have not been included in the weighted average number of common shares used in the calculation of diluted EPS because these stock options were anti-dilutive amounted to 8 million for the three months ended March 31, 2013 (11 million for the three months ended March 31, 2012).

13.    Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries are comprised of the following:

For the three months ended March 31,	2013	2012
Recovered claims and benefits	$1,062	$1,045
Commissions	12	13
Reserve adjustments	63	38
Operating expenses and other	121	114
Reinsurance (expenses) recoveries	$1,258	$1,210

14.    Subsequent Events

On April 12, 2013, in connection with a strategic partnership between Sun Life Assurance and Khazanah Nasional Berhad (“Khazanah”), Sun Life Assurance acquired 49% of each of CIMB Aviva Assurance Berhad, a Malaysian insurance company and CIMB Aviva Takaful Berhad, a Malaysian takaful company (together, “CIMB Aviva”) from Aviva International Holdings Limited and, subsequently, Khazanah acquired 49% of CIMB Aviva from CIMB Group Holdings Berhad (“CIMB Group”). CIMB Group has retained a two percent share in CIMB Aviva. The transaction includes an exclusive right to distribute insurance products of CIMB Aviva, including takaful products, through CIMB Bank’s network across Malaysia. Sun Life Assurance’s contribution to the transaction is valued at $301.

On May 8, 2013 SLF Inc. announced its intention to redeem all of the outstanding $350 principal amount of Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2018 (the “Debentures”). The Debentures are redeemable at SLF Inc.’s option on June 26, 2013 (the “Redemption Date”) at a redemption price per Debenture equal to the principal amount together with accrued and unpaid interest to the Redemption Date.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2013	55

Major Offices

The following is contact information for Sun Life Financial’s major offices and affiliates around the world. For inquiries and customer service, please contact the appropriate office in your area.

Sun Life Financial Inc.

Corporate Headquarters

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: sunlife.com

Sun Life Financial Canada

Canadian Headquarters

227 King Street South

Waterloo, Ontario

Canada N2J 4C5

Tel: 519-888-2290

Call centre: 1-877-SUN-LIFE /

1-877-786-5433

Website: sunlife.ca

Montreal Office

1155 Metcalfe Street

Montreal, Quebec

Canada H3B 2V9

Tel: 514-866-6411

Website: sunlife.ca

Sun Life Financial U.S.

One Sun Life Executive Park

Wellesley Hills, Massachusetts

USA 02481

Call Centre: 1-800-SUN-LIFE /

1-800-786-5433

Website: sunlife.com/us

Sun Life Financial Bermuda

Victoria Hall

11 Victoria Street

P.O. Box HM 3070

Hamilton HM NX, Bermuda

Tel: 1-800-368-9428 / 441-294-6050

Website: sunlife.com/bermuda

Sun Life Financial U.K.

Matrix House

Basing View, Basingstoke

Hampshire

United Kingdom RG21 4DZ

Call Centre: 0845-0720-223

Website: sloc.co.uk

Sun Life Financial Asia

Sun Life Financial Asia Regional Office

27/F Oxford House

Taikoo Place

979 King’s Road

Hong Kong

Tel: (852) 2918-3888

Website: sunlife.com

China

Sun Life Everbright Life Insurance Company Limited

37/F Tianjin International Building

75 Nanjing Road

Tianjin, China 300050

Tel: (8622) 2339-1188

Fax: (8622) 2339-9929

Website: sunlife-everbright.com

Sun Life Assurance Company of Canada

Beijing Representative Office

Suite A01, 10th Floor, AB Tower,

Office Park, No. 10 Jintong West Road

Chaoyang District

Beijing, China 100020

Tel: (8610) 8590-6500

Fax: (8610) 8590-6501

Hong Kong

Sun Life Hong Kong Limited

10/F, Sun Life Tower

The Gateway

15 Canton Road

Kowloon

Hong Kong

Tel: (852) 2103-8888

Call Centre: (852) 2103-8928

Website: sunlife.com.hk

India

Birla Sun Life Insurance Company Limited

One India Bulls Centre, Tower 1, 16th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 1-800-270-7000 /

91-22-6723-9100

Website: birlasunlife.com

Birla Sun Life Asset Management

Company Limited

One India Bulls Centre, Tower 1, 17th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-8000

Website: birlasunlife.com

Sun Life Assurance Company of Canada

India Representative Office

One India Bulls Centre, Tower 1,

14th Floor,

Jupiter Mill Compound

841, Senapati Bapat Marg,

Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-9121

Website: sunlife.com

Indonesia

PT Sun Life Financial Indonesia

World Trade Centre, 8th Floor

JI Jenderal Sudirman Kav. 29-31

Jakarta, Indonesia 12920

Tel: (6221) 5289-0000

Customer Service Centre (Indonesia only): (6221) 500-786

Fax: (6221) 5289-0019

Website: sunlife.co.id

PT CIMB Sun Life

Wisma Metropolitan I, 3rd Floor

JI Jenderal Sudirman Kav. 29

Jakarta, Indonesia 12920

Tel: (6221) 2994-2888

Customer Service Centre (Indonesia only):

(6221) 500-089

Fax: (6221) 2994-2800

Website: cimbsunlife.co.id

Philippines

Sun Life Financial Philippines

Sun Life Centre

5th Avenue cor. Rizal Drive

Bonifacio Global City

Taguig, Metro Manila

Philippines

Call Centre: (632) 555-8888

Website: sunlife.com.ph

Sun Life Grepa Financial, Inc.

6/F Grepalife Building

#221 Sen. Gil J. Puyat Avenue

Makati City - 1200

Philippines

Tel: (632) 844-1174

Website: sunlifegrepa.com

Malaysia

CIMB Aviva*

388 Jalan Tuanku Abdul Rahman

20100 Kuala Lumpur

Malaysia

Tel: (603) 2612-3600

Fax: (603) 2612-3738

Vietnam

PVI Sun Life

22 Pham Ngoc Thach Street

Ward 6, District 3

Ho Chi Minh, Vietnam

Tel: (848) 6290-7090

Website: pvisunlife.com.vn

MFS Investment Management

Head Office

111 Huntington Avenue

Boston, Massachusetts

USA 02199

Tel: 617-954-5000

Toll-Free: (Canada and U.S. only)

1-800-343-2829

Website: mfs.com

MFS McLean Budden

Head Office

145 King Street West, Suite 2525

Toronto, Ontario

Canada M5H 1J8

Tel: 416-862-9800

Website: mcleanbudden.com

Sun Life Global Investments (Canada) Inc.

Head Office

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 1-877-344-1434

Website: sunlifeglobalinvestments.com

*  name change pending

56	Sun Life Financial Inc.	First Quarter 2013	MAJOR OFFICES

Corporate and Shareholder Information

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit sunlife.com.

Corporate Office

Sun Life Financial Inc.

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: sunlife.com

Investor Relations

For financial analysts, portfolio managers and institutional investors requiring information, please contact:

Investor Relations

Fax: 416-979-4080

E-mail: investor.relations@sunlife.com Please note that financial information can also be obtained from sunlife.com.

Transfer Agent

For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.

Canada

Canadian Stock Transfer Company Inc. as agent for

CIBC Mellon Trust Company

P.O. Box 700

Station B

Montreal, Quebec

Canada H3B 3K3

Within North America:

Tel: 1-877-224-1760

Outside of North America:

Tel: 416-682-3865

Fax: 1-888-249-6189

E-mail: inquiries@canstockta.com Website: www.canstockta.com Shareholders can view their account details using Canadian Stock Transfer’s Internet service, Answerline®. Register at www.canstockta.com/investor.

United States

American Stock Transfer & Trust Company, LLC

6201 15th Ave.

Brooklyn, NY 11219

Tel: 1-877-224-1760

E-mail: inquiries@canstockta.com

United Kingdom

Capita Registrars

The Registry

34 Beckenham Road

Beckenham, Kent

United Kingdom BR3 4TU

Within the U.K.:

Tel: 0845-602-1587

Outside the U.K.:

Tel: +44-20-8639-2064

E-mail:

shareholder.services@capitaregistrars.com

Philippines

The Hongkong and Shanghai Banking Corporation Limited

HSBC Stock Transfer

7/F, HSBC Centre

3058 Fifth Avenue West

Bonifacio Global City

Taguig City, 1634, Philippines

From Metro Manila:

Tel:  PLDT 632-581-8111

        GLOBE 632-976-8111

From the Provinces:

1-800-1-888-2422

E-mail: stkmnl@hsbc.com.ph

Hong Kong

Computershare Hong Kong Investor Services Limited

17M Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Tel: 852-2862-8555

E-mail:

hkinfo@computershare.com.hk

Shareholder Services

For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:

Fax: 416-598-3121

English E-mail: shareholderservices@sunlife.com

French E-mail: servicesauxactionnaires@sunlife.com

Dividends

2013 Dividend dates

Common shares

Record Dates	Payment Dates
February 27, 2013	March 28, 2013
May 29, 2013	June 28, 2013
August 28, 2013*	September 30, 2013
November 27, 2013*	December 31, 2013

*Subject	to approval by the Board of Directors

Direct deposit of dividends

Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.

The Request for Electronic Payment of Dividends Form is available for downloading from the Canadian Stock Transfer website, www.canstockta.com, or you can contact Canadian Stock Transfer to have a form sent to you.

Canadian Dividend Reinvestment and Share Purchase Plan

Canadian-resident common shareholders can enroll in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at sunlife.com or contact the Plan Agent, Canadian Stock Transfer at inquiries@canstockta.com.

Stock Exchange Listings

Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 – SLF.PR.A
Series 2 – SLF.PR.B
Series 3 – SLF.PR.C
Series 4 – SLF.PR.D
Series 5 – SLF.PR.E
Series 6R – SLF.PR.F
Series 8R – SLF.PR.G
Series 10R – SLF.PR.H
Series 12R – SLF.PR.I

Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF

CORPORATE AND SHAREHOLDER INFORMATION	Sun Life Financial Inc.	First Quarter 2013	57

Life’s brighter under the sun

SUN LIFE FINANCIAL INC.

150 King Street West Toronto, Ontario Canada M5H 1J9	sunlife.com